NO ACT

PE
12-24-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09035361

Received SEC
FEB 26 2009
Washington, DC 20549

February 26, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-26-09

Margaret R. Cohen
Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, MA 02108-3194

Re: Hospitality Properties Trust
Incoming letter dated December 24, 2008

Dear Ms. Cohen:

This is in response to your letters dated December 24, 2008 and January 22, 2009 concerning the shareholder proposal submitted to HPT by the California Public Employees' Retirement System. We also have received a letter from the proponent dated January 15, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Gina Ratto
Deputy General Counsel
California Public Employees' Retirement System
P.O. Box 942707
Sacramento, CA 94229-2707

February 26, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hospitality Properties Trust
Incoming letter dated December 24, 2008

The proposal relates to elections.

We are unable to concur in your view that HPT may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that HPT may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE BEACON STREET
BOSTON, MASSACHUSETTS 02108-3194

TEL: (617) 573-4800
FAX: (617) 573-4822
www.skadden.com

January 22, 2009

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange
Commission
100 F. Street, N.E.
Washington, DC 20549

RE: Hospitality Properties Trust -- Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

I am writing on behalf of Hospitality Properties Trust ("HPT") as a follow-up to my letter dated December 24, 2008 asking the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") to concur with HPT's position that no action should be taken by the Commission if HPT omits a shareholder proposal of California Public Employees Retirement System ("CalPERS") from HPT's proxy materials for its 2009 annual meeting of shareholders. This letter is in response to the January 15, 2009 letter of Ms. Gina Ratto, Deputy General Counsel of CalPERS, to the Commission.

Rule 14a-8(b) of the Securities and Exchange Act of 1934 (the "'34 Act") places the burden on the shareholder who wishes to submit a proposal for inclusion in a company's proxy material to prove its ownership of the company's shares. If it fails to do so, Rule 14a-8(f) of the '34 Act gives the company the opportunity to question the shareholder's qualifications and demand adequate proof. In the present case, CalPERS presented with its shareholder proposal a declaration by State Street as to CalPERS' beneficial ownership of HPT common shares that directly contradicted CalPERS' public statements and attested Form 13F filings with the Commission.

We respectfully submit that Rule 14a-8(b)(i) should not require a company to accept a record holder's statement as to a purported beneficial owner's interest when the record holder's statement directly contradicts the beneficial owner's attested public filings with the Commission. It is possible, for example, that beneficial ownership was transferred without the record holder's knowledge. Also, the Commission's goals to have accurate information disclosed in filings on Form 13F and in Rule 14a-8 submissions are promoted if a purported shareholder submitting a proposal pursuant to Rule 14a-8 is required to conform contradictory public and private statements within established time requirements.

Despite repeated requests to remedy the contradictions between its private and public statements regarding its HPT holdings, CalPERS failed to promptly conform contradictory public and private statements about CalPERS' holdings of HPT shares. Importantly, HPT first asked CalPERS why its Form 13F filings did not include HPT on October 3, 2008, more than a full month before CalPERS submitted its shareholder proposal. (See Exhibit G of the No Action Letter.) However, many weeks went by and Form 13-F amendments for the relevant one year time period were not filed with the Commission until after the time for CalPERS to respond to HPT's notice of deficiency under Rule 14a-8 had lapsed.

We disagree with Ms. Ratto's characterization of HPT's activities. The purpose of HPT's communications with CalPERS was to obtain uncontradicted evidence of CalPERS' ownership of and voting power over HPT shares. If HPT's goals and methods were as stated by Ms. Ratto, HPT would not have notified CalPERS of its Form 13F deficiencies two months before the November 21, 2008 deadline under Rule 14a-8 for HPT to provide CalPERS with notice of a deficiency with the CalPERS proposal, even before CalPERS submitted any proposal under Rule 14a-8. Ms. Ratto's statements appear to be an effort to deflect attention from the real issues at hand, which are CalPERS' failure to promptly respond to legitimate questions about its ownership and lending of HPT shares within the time deadlines established under Rule 14a-8 and CalPERS' responsibility to make correct Form 13F filings.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at 617-573-4859.

Very Truly Yours

Margaret R. Cohen

cc: Jennifer Clark, Secretary, Hospitality Properties Trust
Peter Mixon, General Counsel, CalPERS
Gina Ratto, Deputy General Counsel, CalPERS

CalPERS

Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

RECEIVED
2009 JAN 16 PM 12:25
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 15, 2009

OVERNIGHT MAIL
RETURN RECEIPT REQUESTED

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C., 20549

Re: Hospitality Properties Trust's December 24, 2008 Request for No-Action Relief

Ladies and Gentlemen:

A. Introduction

This letter is being submitted on behalf of the California Public Employees' Retirement System ("CalPERS") in response to the December 24, 2008, request for "no-action" relief from Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden") on behalf of Hospitality Properties Trust ("HPT" or the "Company"). CalPERS opposes the Company's request. The substance of the Company's request is contrary to Rule 14a-8 and without support from any Securities and Exchange Commission ("SEC" or "Commission") precedent. The SEC should reject the Company's request.

B. CalPERS Satisfied the Eligibility Requirements of 14a-8(b)(2)

Rule 14a-8(b) details two ways in which a shareowner can demonstrate eligibility to file a shareowner proposal. Specifically, CalPERS has met the eligibility requirement described in 14a-8(b)(i) restated here:

> The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders;

Please see the original shareowner proposal submission on November 7, 2008, which provides the required written statement from State Street Bank & Trust relating to CalPERS' ownership of HPT securities and a statement from CalPERS confirming that it intended to own securities through the date of the meeting of shareowners. CalPERS and State Street Bank & Trust confirmed CalPERS' eligibility on December 3, 2008, in response to the issues raised in the Company's December 20, 2008 letters to CalPERS and State Street Bank & Trust. Even if the original submission was deficient, which it was not, CalPERS' December 3, 2008 letter responded adequately to the Company's November 20, 2008 letter.

CalPERS has acknowledged to the Company repeatedly that certain of CalPERS' 13F filings were incorrect. In fact, we have thanked the Company for highlighting the issue for us; we have strengthened our internal procedures and corrected our filings affecting the Company's securities and the securities of other companies. In addition, when we were made aware of the error in our 13F filings we quickly provided the Company with CalPERS' correct holding information for the relevant time periods. (See the October 28, 2008 email from Aeisha Mastagni to the Company.) Because the errors affected holdings other than those in the Company, the 13F corrections did take some time to make. We have now addressed the 13F issues and made appropriate amendments to our previous reports. We are able and willing to discuss these issues with the SEC.

However, we are not willing to let the Company utilize our unintentional mistake as leverage over CalPERS in order to bully us into withdrawing our shareowner proposal. It is clear to CalPERS that the Company is more interested in attempting to "embarrass" CalPERS, as stated in its December 8, 2008 letter, than in determining whether CalPERS is eligible to submit its shareowner proposal. At no point has the Company or its shareowners been prejudiced by CalPERS' error. While the 13F filings did take time to correct, they have now been corrected. The fact that they were not corrected within 14 days of the Company's November 20, 2008 is irrelevant since CalPERS otherwise satisfied the eligibility requirements of 14a-8 and since CalPERS communicated CalPERS' correct holdings for the relevant period on October 28, 2008. Additionally, we included a current holdings report with our shareowner proposal submission.

With regard to the Company's arguments relating to our securities lending program, CalPERS is unaware of SEC guidance relating to securities lending and Rule 14a-8(b)(1). More specifically, we are unclear whether shares out on loan are "held" for purposes of Rule 14a-8(b)(1). In any event, CalPERS still meets the eligibility requirements of Rule 14a-8(b)(1) even if stocks on loan are not considered to be "held" as understood by Rule 14a-8(b)(1). CalPERS and State Street Bank & Trust were aware of the Company's arguments relating to securities lending and both we and State Street Bank & Trust were comfortable making the statements we made in the December 3, 2008 letters regardless of how the SEC may ultimately interpret Rule 14a-8(b)(1).

<u>Conclusion</u>

For the reasons detailed above, the SEC should reject the Company's arguments for excluding CalPERS' shareowner proposal from the Company's proxy statement.

Very truly yours,

Gina M. Ratto

GINA RATTO
Deputy General Counsel

Enclosures

cc: Margaret R. Cohen – Skadden, Arps, Slate, Meagher & Flom LLP
Jennifer Clark, Secretary – Hospitality Properties Trust
Bill McGrew, Portfolio Manager – CalPERS

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

617-573-4859
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617-305-4859
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December 24, 2008

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

RE: Hospitality Properties Trust -- Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Ladies and Gentlemen:

I am writing on behalf of Hospitality Properties Trust ("HPT"), a Maryland Real Estate Investment Trust, pursuant to Rule 14a-8(j) promulgated under the Securities and Exchange Act of 1934, as amended (the "34 Act"), to respectfully request that the Staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with HPT's view that, for the reasons stated below, the shareholder proposal and supporting statement (collectively, the "CalPERS Proposal") submitted by Peter H. Mixon, General Counsel, on behalf of the California Public Employee's Retirement System ("CalPERS") to HPT on November 7, 2008, may properly be omitted from the proxy materials to be distributed by HPT in connection with its 2009 annual meeting of shareholders (the "Proxy Materials").

Pursuant to Rule14a-8(j)(2), I am enclosing six copies of (i) this letter, (ii) the CalPERS Proposal and other material submitted by CalPERS to HPT on November 7, 2008, (the "CalPERS Submission"), attached hereto as Exhibit A, (iii) a letter of deficiency dated November 20, 2008 sent by HPT to CalPERS in response to its submission (the "Deficiency Letter") and a facsimile transmission report sheet evidencing receipt on November 20, 2008 of such letter by CalPERS, attached hereto as Exhibit B, (iv) a letter dated November 20, 2008 sent by HPT to State Street California, Inc., attached hereto as Exhibit C, (v) a letter received by HPT from Marte Castanos on December 3, 2008 (the "Castanos Letter"), attached hereto as Exhibit D, (vi) a letter dated December 8, 2008 sent by HPT to CalPERS and a facsimile transmission report sheet evidencing receipt on December 8, 2008 of such letter by CalPERS, attached hereto as Exhibit E, (vii) a letter received by HPT from Peter Mixon on December 18, 2008, attached hereto as Exhibit F and (viii) other correspondence between HPT and CalPERS prior and subsequent to the submission of the CalPERS Proposal, attached hereto as Exhibit G. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to CalPERS. HPT intends to begin distribution of its definitive 2009 Proxy Materials on or after March 31, 2009. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before HPT currently intends to file the definitive 2009 Proxy Materials with the Commission.

Background

Due to the deficient shareholder proposal submitted by CalPERS and its failure to timely remedy the deficiency, HPT has concluded that it is not required to include the CalPERS Proposal in its Proxy Materials. I am writing to request the Staff's concurrence with this position.

On September 16, 2008, HPT's directors received a letter from CalPERS informing them that CalPERS may submit a shareholder proposal for inclusion in HPT's Proxy Materials. After receipt of this letter, management of HPT reviewed its records and CalPERS' public filings with the Commission on Form 13F. No record of CalPERS holding HPT common shares was found. Consequently, by letter dated October 3, 2008, John Murray, HPT's president, inquired of CalPERS about its holdings of HPT common shares and pointed out that CalPERS' Form 13F reports did not list any HPT common shares. In response, Aeisha Mastagni, CalPERS Investment Officer, e-mailed to Mr. Murray on October 28, 2008 a list of "Funds" and purported holdings of HPT common shares by those funds, as well as a table which purported to show the purchases and sales of HPT common shares by these funds over a two year period. This e-mail contained a statement that CalPERS would amend its Form 13F filing for the second quarter of 2008 to include a listing of HPT common shares held by CalPERS.

On November 7, 2008, HPT received the CalPERS Submission. Included with the CalPERS Submission was a letter dated November 7, 2008 (the "State Street Declaration") from a Client Relationship Officer of State Street Bank and Trust ("State Street") which declared that, "as of [November 7, 2008] and continuously for at least the immediately preceding eighteen months, [CalPERS] is and has been the beneficial owner of shares of common stock of [HPT], having a market value in excess of $1,000,000."

On November 7, 2008, CalPERS' public filings on Form 13F in respect of 2007 ad 2008 still did not list any HPT common shares.[1] In addition, the CalPERS Annual Investment Report for the year ended June 30, 2007, which report is available at the CalPERS website, did not list HPT common shares as an investment of CalPERS. Thus, at the time of the CalPERS Submission, CalPERS' public statements on both its Form 13F filings and its Annual Investment Report as of June 30, 2007 directly contradicted the State Street Declaration rendering the State Street Declaration unreliable.

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1 On November 7, 2008, CalPERS had not yet filed its Form 13F for the third quarter of 2008 nor had it amended its Form 13F filing for the second quarter of 2008, as Ms. Mastagni, in her October 28, 2008 e-mail, had stated CalPERS would do.

On November 12, 2008, CalPERS filed a Form 13F for the third quarter of 2008, reporting investment discretion over 170,669 HPT common shares.[2] CalPERS did not, at that time, amend its Forms 13F for any of the prior six quarters.

On November 20, 2008, pursuant to Rule 14a-8(f), HPT wrote the Deficiency Letter to Peter Mixon, Counsel to CalPERS who had signed the CalPERS Submission, asking him to cure the deficiency in the CalPERS Submission within the 14 days allotted pursuant to Rule 14a-8(f) by both resolving the conflict between the State Street Declaration and CalPERS' 13F filings, and confirming that CalPERS had not lent the $1,000,000 worth of HPT shares referenced in the State Street Declaration at any time during the year prior to November 7, 2008. This letter was transmitted on November 20, 2008 to CalPERS by facsimile to the facsimile number listed on the CalPERS Submission and contemporaneously mailed to CalPERS by U.S. express post (return receipt requested) to the post office box address listed on the CalPERS Submission. No response to this letter was received from Mr. Mixon until December 18, 2008.

HPT also sent a letter dated November 20, 2008 to State Street (the "Letter to State Street") to make State Street aware that CalPERS' public statements about its holdings in HPT directly contradicted the State Street Declaration and requesting information about State Street's review of CalPERS' securities lending practices. This letter was sent on November 20, 2008 to State Street by Federal Express to the address listed on the State Street Declaration.

On November 21, 2008, CalPERS filed an amendment to its second quarter, 2008 Form 13F filing. In this amendment, CalPERS reported to the public that it had investment discretion over 3,329 shares of HPT, with a total value of $81,000, on the last trading day of June 2008. This filing directly contradicted the State Street Declaration which declared that CalPERS beneficially owned over $1,000,000 worth of HPT common shares continuously for the 18 month period prior to November 7, 2008. CalPERS filed no other amendments to its prior Form 13F filings at that time or within the 14 day period following CalPERS' receipt of the Deficiency Letter, which period ended on December 4, 2008.

On December 3, 2008, I received a telephone call from Marte Castanos, CalPERS Senior Staff Counsel. Mr. Castanos explained that he was calling because State Street had forwarded to him HPT's Letter to State Street. He advised me that State Street had reviewed its records and would be confirming the State Street Declaration. He also advised me that CalPERS would be filing amendments to its Form 13F filings. A letter to that effect was received by HPT later that same day (the Castanos Letter).

On December 5, 2008, CalPERS filed an amendment to its form 13F for the third quarter of 2008 which reported holdings of 350,208 HPT common shares on the last trading day of September, 2008.

---

[2] In this filing, CalPERS erroneously listed the value of its HPT common share holding as $21,004,000. On November 13, 2008, CalPERS filed an amendment to this Form 13, which amended the market value of 170,669 HPT common shares to be $3,502,000.

On December 8, 2008, HPT wrote Mr. Mixon again, informing him that the period under Rule 14a-8 for CalPERS' response had passed, and because HPT had not heard from him and CalPERS had not amended its Forms 13F filings, HPT had concluded that the State Street Declaration was unreliable and HPT may therefore exclude the CalPERS Proposal from its Proxy Materials. This letter was transmitted on December 8, 2008 to CalPERS by facsimile to the facsimile number listed on the CalPERS Submission and contemporaneously mailed by U.S. express post (return receipt requested) to the post office box address for CalPERS listed on the CalPERS Proposal. No response from Mr. Mixon to this letter was received until December 18, 2008.

On December 12, 2008, *22 days* after the Deficiency Letter was received by CalPERS and *ten weeks* after HPT first raised questions with CalPERS about the accuracy of CalPERS' public statements, CalPERS filed six amendments to its Form 13F filings, namely, amendments to its Forms 13F for each of the first, second, third and fourth quarters of 2007 and the first and second quarters of 2008.

On December 18, 2008, *28 days* after the Deficiency Letter was received by CalPERS, HPT received a response from Mr. Mixon which noted the amendments filed by CalPERS to its Form 13 filings and stated conclusively that, "CalPERS and State Street Bank and Trust have both taken [CalPERS securities lending] program into account in making the representations to you that we are eligible to file a shareholder proposal to the Company."

As required by Rule 14a-8, I am writing on behalf of HPT to inform you of HPT's conclusion that it may properly exclude the CalPERS Proposal from its Proxy Materials and to request confirmation that the Staff will not recommend action be taken against HPT for such exclusion. The bases for this conclusion are outlined below.

HPT may, pursuant to Rule 14a-8(b)(1), 14a-8(b)(2) and 14a-8(f), exclude the CalPERS Proposal from its Proxy Materials due to CalPERS failure to supply adequate proof of its holding of HPT common shares continuously for the twelve months prior to November 7, 2008.

Rule 14a-8(b) requires that a stockholder proposal submission be accompanied by proof of the shareholder's ownership of the subject company's shares. Failure to provide adequate proof of ownership is a basis for a company to omit a shareholder proposal from its proxy materials.

Rule 14a-8(b)(2) provides that if a shareholder is not the record holder of a company's shares, the shareholder must prove his ownership of shares of the company. The Staff has consistently maintained that the burden of proof of ownership falls on the proponent of a shareholder proposal, and has ruled that avowals that do not sufficiently prove ownership must be remedied. *See, e.g. International Business Machines Corp.*, (Dec. 16, 1998) (ruling that a broker's statement did not sufficiently prove ownership). The Staff has also ruled that even if a proponent does include a statement by the record holder, if such statement does not satisfactorily represent the proponent's required ownership, the proposal is deficient. *See Bank of America* (February 12, 2001) (broker letter confirming that the proponent had been a "shareholder of

Bank of America since at least January 1993" deemed insufficient to prove proper and continuous beneficial ownership); *Eastman Kodak Company* (February 5, 2001) (statements from Deutsche Bank and Amalgamated Bank of New York deemed insufficient).

CalPERS' public statements as to its holdings of HPT common shares

In the present case, CalPERS has not met its burden to prove ownership because the proof it did provide, the private State Street Declaration, directly contradicted CalPERS' required and attested public filings with the Commission and, despite clear notice to CalPERS of the direct contradiction, CalPERS did not correct its public filings within the time allotted by Rule 14a-8(f)(1). CalPERS' Form 13F filings for each of the four calendar quarters in 2007 and the three calendar quarters in 2008 did not, at the time the CalPERS proposal was made on November 7, 2008, make any mention of HPT holdings. These filings were attested to by Matthew Flynn, Divisional Chief of Investment Operations for CalPERS. Representatives of CalPERS were told of this omission on October 3, 2008 prior to the submission of the CalPERS proposal and again by the Deficiency Letter which CalPERS received on November 20, 2008. This contradiction was not timely corrected within the 14 days permitted by Rule 14(a)-8(f)(1). In fact, the issue was compounded when on November 21, 2008, after its receipt of the Deficiency Letter, CalPERS filed an amended Form 13F for the second quarter of 2008 that again directly contradicted the State Street Declaration by stating that CalPERS held $81,000 of common shares of HPT on the last trading day of June, 2008 as opposed to the $1,000,000 worth of shares described in the State Street Declaration.

The SEC has a very simple procedure to amend a Form 13F filing. The Commission's "Frequently Asked Questions about Form 13F," posted on the Commission website, reads, in part:

> *Q: How do I amend my Form 13F filing if certain reportable securities were not listed on my original, public Form 13F filing?*
>
> *A: Your amendment only should include the securities that are being added. On the Cover Page, you should check only the box indicating that the amendment adds entries for new holdings.*

Despite CalPERS' knowledge since October 3, 2008 that it had failed to report holding HPT common shares on its Form 13F filings, and the ease of amendment of Form 13F filings, CalPERS did not timely alter its required public filings with the Commission. While CalPERS did, by the Castanos Letter and the letter of State Street included therewith, state that CalPERS beneficially owned HPT common shares with a market value in excess of $2,000 for at least a year preceding the CalPERS Submission, HPT should not be expected or required to accept a private letter in a submission under Rule 14a-8 that directly contradicts CalPERS' required and attested public filings with the Commission. In addition, CalPERS statement to HPT that its attested Form 13F filings were wrong together with a stated intention to correct its Form 13F filings, does not satisfy the requirements of Rule 14a-8 unless the deficiency is in fact remedied within the Rule 14a-8 required time period (*See, e.g., Target Corp.* (March 12, 2001)).

Consequently, I respectfully submit that CalPERS did not, within the 14 day time frame allotted by Rule 14a-8(f), demonstrate its eligibility to submit a shareholder proposal to HPT as required in Rule 14a-8(b)(2) and HPT may therefore exclude the CalPERS Proposal from its Proxy Materials.

CalPERS Security Lending

Rule 14a-8(b)(1) requires that a shareholder *continuously* hold securities in HPT for a year prior to submitting a shareholder approval.

CalPERS did not provide adequate proof of continuous ownership with its submission because neither CalPERS nor State Street confirmed that none of the $1,000,000 worth of HPT common shares referenced in the State Street Declaration had been lent by CalPERS at any time during the twelve month prior to November 7, 2008. State Street did not address this inquiry in its December 3, 2008 letter which was enclosed with the Costanos Letter. CalPERS, in its correspondence with HPT, did not reference this inquiry until the December 18, 2008 letter from Mr. Mixon. But even Mr. Mixon's December 18, 2008 letter did not contain a confirmation that the HPT shares common shares referenced in the State Street Declaration had not been lent by CalPERS at any time during the twelve months prior to November 7, 2008.

Securities lending is the practice by financial institutions of lending out shares of companies to other entities that require their use for a short term trade, with the agreement of the borrower to return the shares (or ones just like them). The securities "loan" is, in fact, a transfer by the loaning institution of full legal title to the "borrower." The lender of shares relinquishes its ownership of, and its right to vote, the shares. *See* David P. Hariton, *Withholding on Cross-Border Stock Loans and Other Equity Derivatives*, 72 Taxes 1050, 1051 (1994). Instead, the lender has a right to call the lent shares back from the borrower on agreed terms and conditions. It has been documented that securities lending practices have led to improper attribution of share ownership. Share lending transactions are often arranged through a bank or broker who may hold shares of a company for many clients and it is common practice for the broker not to identify from which accounts "lent" shares have been taken. This can result in multiple claims of ownership of stock at any one time. See Marcel Kahan & Edward Rock, *The Hanging Chads of Corporate Voting*, 96 Geo. L.J. 1227, 1255-63 (April, 2008). This article even references an incident of an institutional investor who sponsored a shareholder proposal only to discover that it had lent out the company's shares. *Id* at 1255.

A person who had "lent" HPT common shares, like a holder of exercisable stock options to purchase HPT common shares, might for purposes of Regulation 13D have been a "beneficial owner" of the HPT common shares which such person had the right to reacquire.[3] However, such person was not a "shareholder" and did not "own" or "hold" the shares subject to the right or option in the manner required to submit a shareholder proposal under Rule 14a-8.

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[3] Rule 13d-3(d)(1)(i) expressly provides that, "A person shall be deemed to be the beneficial owner of a security ... if that person has the right to acquire beneficial ownership of such security ... within 60 days, including but not limited to any right to acquire: (A) through the exercise of any option, warrant or right."

In particular, such person did not have the right to vote the HPT shares subject to such right or option until the settlement of the exercise of such right or option.[4] In order to be eligible to submit a shareholder proposal, a shareholder must own company securities entitled to be voted on the proposal at the company meeting. *See* Division of Corporation Finance, *Staff Legal Bulletin No. 14* C.1.b. To treat the holder of a right or option to acquire or reacquire voting shares as a "shareholder" and "holding" the shares that are subject to the right or option for purposes of Rule 14a-8 would allow persons, such as holders of stock options, call rights or convertible debt, who are not entitled to vote any HPT common shares access to HPT's proxy and greatly expand Rule 14a-8 beyond its stated purpose.

CalPERS' public statements reveal that it is engaged in widespread securities lending. CalPERS stated in its fiscal 2007 financial statements that it had $44.8 billion of securities on loan at fiscal 2007 year end and had generated income in fiscal 2007 of over $154 million lending out securities. The State Street Declaration describes CalPERS as a "*beneficial owner*" of HPT common shares. Due to CalPERS' extensive securities lending program and in light of the "beneficial owner" language of the State Street Declaration, which could be interpreted to include lent HPT common shares or options to purchase HPT common shares, HPT in the Deficiency Letter and the Letter to State Street, requested that CalPERS and State Street confirm that the HPT common shares referenced in the State Street Declaration were not loaned out at any time during the twelve months prior to November 7, 2008. Neither CalPERS nor State Street has provided this confirmation.

In light of CalPERS' extensive securities lending practices, the "beneficial owner" wording of the State Street Declaration and the failure of State Street to confirm that the HPT common shares referenced in the State Street Declaration did not include HPT shares that CalPERS had lent out at any time during the twelve months prior to November 7, 2008, it is impossible for HPT to know that CalPERS has, in fact, continuously owned HPT common shares with a market value in excess of $2,000 over the required twelve-month period in the manner required by Rule 14a-8. Consequently, without such confirmation, a declaration by State Street that CalPERS "is and has been the beneficial owner" of HPT common shares does not establish that HPT common shares with a market value in excess of $2,000 were in fact "owned" continuously by CalPERS within the meaning of Rule 14a-8 for the twelve months prior to November 7, 2008. As a result, I respectfully submit that the CalPERS Submission is deficient, as it does not adequately confirm continuous ownership by CalPERS of the right to vote HPT common shares with a market value in excess of $2,000 as required by Rule 14a-8(b).

Accordingly, because CalPERS has not submitted adequate proof of continuous ownership, I respectfully submit that HPT may exclude the CalPERS Proposal from its Proxy Materials.

---

[4] *See* International Organization of Securities Commission, *Securities Lending Transactions: Market Development and Implications* 4 (July, 1999). Under CalPERS' security lending program, the right to vote the shares transfers to the borrower and in order for CalPERS to vote the shares, it must exercise its right to recall them. *See CalPERS Securities Lending and Corporate Governance Summary, Attachment 1* (August 18, 2008), http://www.calpers.ca.gov/eip-docs/about/board-cal-agenda/agendas/invest/200808/item08d-01.pdf

HPT is excused, pursuant to Rule 14a-8(f) from including the CalPERS proposal in its proxy materials due to CalPERS failure to respond to HPT's Deficiency Letter.

In addition to failing to provide adequate proof of ownership, CalPERS did not respond to the Deficiency Letter as required by Rule 14a-8(f). Rule 14a-8(f) states that when there is a procedural deficiency in a shareholder proposal submission, the company has 14 days to inform the shareholder of the deficiency, and then the shareholder has 14 days from the date of receipt of the company's deficiency notice to remedy the deficiency. HPT followed these rules explicitly. CalPERS did not.

The Staff has consistently concluded that a company may exclude a proposal pursuant to Rule 14a-8(f) for failure by a proponent to reply to a company's notice of deficiency within the 14 day period afforded under Rule 14a-8(f). *See*, Staff Bulletin No. 14, Section C.6 and Section G.4. *See also*, *Nabors Industries Ltd.* (March 8, 2005) (proper to omit proposal due to proponent's failure to supply, within 14 days of receipt of Nabors' request, documentary support evidencing that it satisfied the minimum ownership requirement); *Atlas Air Worldwide Holdings, Inc.* (March 14, 2003) (proper to omit proposal because "proponent failed to supply, within 14 days of receipt of Atlas Air request, documentary support evidencing that he satisfied the minimum ownership requirement for the one year period as of the date that he submitted the proposal as required by Rule 14a-8(b)"); *Eagle Food Centers, Inc.* (March 14, 2003) (same); *Halliburton Company* (March 7, 2003) (same); *Avaya Inc.* (December 4, 2001) (same); and *The McGraw-Hill Companies, Inc.* (November 26, 2001) (same).

HPT fulfilled its procedural requirements pursuant to Rule 14a-8(f) in its Deficiency Letter. HPT provided timely and detailed notification to Mr. Mixon, General Counsel to CalPERS that HPT required proper proof of continuous beneficial ownership of HPT stock, as required by Rule 14a-8(b), and further advised specifically what would constitute such proper proof. HPT also advised Mr. Mixon of the 14 day time period in the Commission's regulations for CalPERS to furnish such information to HPT. Mr. Mixon had until December 4, 2008 to remedy the deficiency. The period to remedy a deficient submission expired, and no response from Mr. Mixon to the Deficiency Letter was timely received. Thus the information that was provided by CalPERS remains defective.

I do note that the Castanos Letter was received during the 14 day response period. The Castanos Letter, however, is not a response to the Deficiency Letter. Indeed, Mr. Castanos specifically stated in his letter that, "This letter is in response to [HPT's] November 20, 2008 letter to Ms. Jeanne Cassady of State Street California, Inc." The Castanos Letter also does not address all issues raised in the Deficiency Letter, including CalPERS' securities lending practices.

Since (i) HPT made a timely and appropriate request under Rule 14a-8(f) for information to confirm CalPERS' eligibility to submit the CalPERS Proposal, (ii) HPT clearly gave notice to CalPERS of the specific 14 day time limitation for furnishing this information, and (iii) CalPERS failed to respond with the proper information required to prove the claim of continuous beneficial ownership of HPT stock within the 14 day time period afforded under Rule 14a-8(f), I respectfully request your confirmation that the Division will not recommend any enforcement action to the Commission if HPT omits the CalPERS Proposal from the Proxy Materials under Rules 14a-8(b) and (f).

CalPERS, as an institutional investor, owes an obligation to maintain correct records with the Commission.

Congress passed Section 13(f) of the Securities Exchange Act in 1975 in order to increase the public availability of information regarding the securities holdings of institutional investors. *See* Securities Exchange Act of 1934, as amended, Section 13(f) (Dec. 15, 2004). Congress believed that this institutional disclosure program would increase investor confidence in the integrity of the United States securities markets. *See* Securities and Exchange Commission Division of Investment Management, *Frequently Asked Questions About Form 13F* (May 2005).

This investor confidence is only assured if the filings by the institutional investor are complete and accurate. Filings which neglect to include certain holdings serve to undermine this confidence.

CalPERS is one of the largest, most well known and experienced institutional investors in the United States. CalPERS is under an obligation to ensure that its filings are correct. When mistakes are brought to its attention, it is incumbent upon CalPERS to respond with timely remedy.

In this case, CalPERS began communications with HPT, representing itself as an owner of HPT common shares, in September 2008, weeks before making the CalPERS Submission. At that time, CalPERS' filings with the Commission confirmed CalPERS did not own more than $2,000 worth of HPT common shares. However, when the fact that CalPERS had failed to report holding HPT common shares in its public Form 13F filings was brought to its attention on October 3, CalPERS did not quickly amend its filings. CalPERS then submitted the CalPERS Proposal without amending its Form 13F filings or explaining to HPT why it had not done so. In failing to do so, CalPERS undermined the reliability of the State Street Declaration. In the Deficiency Letter, HPT again asked CalPERS to amend its filings or explain the contradiction with the State Street Declaration, but still, for three weeks CalPERS did not amend their Form 13F filings, even though a very simple procedure for amendment is available.

Despite CalPERS failure to abide by the rules of the Commission, and despite its failure to explain an obvious conflict between its statements to HPT and its public statements in its filings, CalPERS now asks HPT to include its shareholder proposal in its Proxy Materials. Irrespective of whether CalPERS is or was an HPT shareholder, to allow CalPERS to submit a shareholder proposal without timely public confirmation of its ownership of HPT common shares disregards the Commission's rules and undermines the purpose of Rule 13F and the eligibility requirement in Rule 14a-8(a). For this policy reason, I ask the Staff to concur with the conclusion that HPT is not required to include the CalPERS Proposal in its Proxy Materials.

Conclusion

For the reasons stated above, I request, on behalf of HPT, that the staff concur with HPT's view that the CalPERS Proposal may be properly omitted from the Proxy Materials (i) under Rule 14a-8(b)(2) because the certificate of ownership was insufficient, (ii) under Rule 14a-8(b)(1) because CalPERS has not provided sufficient proof of continuous ownership and (iii) under Rule 14a-8(f) because CalPERS did not respond in a timely manner to HPT's properly submitted deficiency letter. Should the Staff disagree with HPT's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at 617-573-4859.

Very Truly Yours

Margaret R. Cohen

cc: Jennifer Clark, Secretary, Hospitality Properties Trust
Peter Mixon, CalPERS General Counsel

EXHIBIT A

CalPERS
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

November 7, 2008

OVERNIGHT MAIL

Hospitality Properties Trust
400 Centre Street
Newton, MA 02458
Attn: John G. Murray, President

Re: Notice of Shareowner Proposal

Dear Mr. Murray:

The purpose of this letter is to submit our shareowner proposal for inclusion in the proxy materials in connection with the company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns with the company are addressed. Please alert me immediately if any further information is required in order for this proposal to be included in the company's proxy and properly heard at the 2009 annual meeting.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

PETER H. MIXON
General Counsel

Enclosures

[1] CalPERS, whose official address is P.O. Box 942708, Sacramento, California 94229-2708, is the owner of approximately 600,000 shares of the company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareowners' meeting and attend the annual shareowners' meeting, if required.

cc: Bill McGrew, Portfolio Manager – CalPERS
Barry M. Portnoy, Managing Trustee – Hospitality Properties Trust
Secretary – Hospitality Properties Trust

SHAREOWNER PROPOSAL

RESOLVED, that the shareowners of Hospitality Properties Trust ("Company") ask that the Company, in compliance with applicable law, take the steps necessary to reorganize the Board of Trustees into one class subject to election each year. The implementation of this proposal should not affect the unexpired terms of directors elected to the board at or prior to the 2009 annual meeting.

SUPPORTING STATEMENT

Is accountability by the Board of Trustees important to you as a shareowner of the Company? As a trust fund with approximately 1.5 million participants, and as the owner of approximately 600,000 shares of the Company's common stock, the California Public Employees' Retirement System (CalPERS) thinks accountability of the Board to the Company's shareowners is of paramount importance. This is why we are sponsoring this proposal which, if implemented, would seek to reorganize the Board of Trustees of the Company so that each trustee stands before the shareowners for re-election each year. We hope to eliminate the Company's so-called "classified board," whereby the trustees are divided into three classes, each serving a three-year term. Under the current structure, shareowners can only vote on a portion of the Board at any given time.

CalPERS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. It is intuitive that when trustees are accountable for their actions, they perform better. A staggered board has been found to be one of six entrenching mechanisms that are negatively correlated with company performance. See "What Matters in Corporate Governance?" Lucian Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005). CalPERS also believes that shareowners are willing to pay a premium for corporations with excellent corporate governance. If the Company were to take the steps necessary to declassify its Board, it would be a strong statement that this Company is committed to good corporate governance and its long-term financial performance.

We seek to improve that performance and ensure the Company's continued viability through this structural reorganization of the Board. If passed, shareowners might have the opportunity to register their views at each annual meeting – on performance of the Board as a whole and of each trustee as an individual.

CalPERS urges you to join us in voting to declassify the election of trustees, as a powerful tool for management incentive and accountability. We urge your support FOR this proposal.

STATE STREET

State Street California, Inc.
1001 Marina Village Parkway, 3rd Floor
Alameda, CA 94501

Telephone: +1 510 521 7111
Facsimile: +1 510 337 5791

November 7, 2008

To Whom It May Concern:

State Street Bank and Trust, as custodian for the California Public Employees' Retirement System, declares the following under penalty of perjury:

1) State Street Bank and Trust performs master custodial services for the California State Public Employees' Retirement System.

2) As of the date of this declaration and continuously for at least the immediately preceding eighteen months, California Public Employees' Retirement System is and has been the beneficial owner of shares of common stock of Hospitality Properties Trust, having a market value in excess of $1,000,000.

3) Such shares beneficially owned by the California Public Employees' Retirement System are custodied by State Street Bank and Trust through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number *** FISMA & OMB Memorandum M-07-16 *** of DTC and shares registered under participant *** FISMA & OMB Memorandum M-07-16 *** in the street name of Surfboard & Co. are beneficially owned by the California Public Employees' Retirement System.

Signed this 7th day of November, 2008 at Sacramento, California.

STATE STREET BANK AND TRUST
As custodian for the California Public Employees' Retirement System.

By: [signature]

Name: Jeanne Cassady
Title: Client Relationship Officer

EXHIBIT B

400 Centre Street, Newton, Massachusetts 02458-2076

HPT
HOSPITALITY PROPERTIES TRUST

tel: (617) 964-8389 fax: (617) 969-5730

EH125707177US

November 20, 2008

Via U.S. Express Mail and Telecopy

Mr. Peter H. Mixon
General Counsel
CalPERS, Legal Office
P.O. Box 942707
Sacramento, California 94229

Dear Mr. Mixon:

We have received the November 7, 2008 letter (the "*CalPERS Letter*") of the California Public Employees' Retirement System ("*CalPERS*") to Hospitality Properties Trust ("*HPT*") requesting that, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), HPT include a shareholder proposal in HPT's proxy statement for its 2009 annual meeting, together with (i) a copy of the CalPERS proposed shareholder proposal ("*CalPERS Proposal*"), (ii) a chart purporting to set forth CalPERS holdings of HPT common shares broken down by fund, investment manager, asset class, number of shares held and the market value of the shares held ("*Chart #1*"), (iii) a chart purporting to set forth transactions by CalPERS in HPT common shares since October 31, 2007 ("*Chart #2*", and together with the CalPERS Letter, the CalPERS Proposal and Chart #1, the "*CalPERS Submission*") and (iv) a November 7, 2008 letter from State Street Bank and Trust (the "*State Street Letter*") as custodian for CalPERS.

Pursuant to Rule 14a-8(f), this letter is to notify CalPERS that it has failed to satisfy an eligibility requirement necessary for it to submit a shareholder proposal under Rule 14a-8 for HPT's 2009 annual meeting. In particular, under Rule 14a-8(b), in order to be eligible to submit a proposal on November 7, 2008 (the date CalPERS submitted its proposal to HPT), (i) CalPERS must have continuously held at least $2,000 in market value, or 1%, of HPT's common shares for at least one year and (ii) CalPERS must continue to hold those shares through the date of HPT's 2009 annual meeting.[1] As explained in more detail below, CalPERS public filings and information included at CalPERS website, in direct contradiction of the CalPERS Submission and the State Street Letter, state that CalPERS did not hold any HPT common shares prior to the third calendar quarter of 2008. Accordingly, CalPERS has not complied with the requirement set forth in Rule 14a-8(b) under the Exchange Act.

The State Street Letter does not establish that CalPERS continuously held at least $2,000 in market value, or 1%, of HPT's common shares for at least one year prior to November 7, 2008 because it directly conflicts with public filings and statements CalPERS has made about its holdings in HPT. The State Street Letter states that CalPERS, for the eighteen months preceding the letter, "has been the beneficial owner of shares of common stock of [HPT], having a market value in excess of $1,000,000." However, CalPERS did not list HPT stock as a security over which it exercised investment discretion in any of its quarterly reports filed with the Securities and Exchange Commission (the "*Commission*") on Form 13F prior to November 7, 2008 in respect of the preceding eighteen months, which reports are attested and signed by Matthew Flynn, Divisional Chief of Investment Operations for CalPERS. As you are no doubt aware, Section 13(f) of the Exchange Act mandates that the Form 13F reports of an institutional investment manager such as CalPERS include for each Section 13F security over which it exercised investment discretion on the last day of the reporting period, the name of the issuer, and the title, class, CUSIP number, number of shares or principle amount, and aggregate fair market value of each Section 13F security. In this respect, we note that CalPERS Submission claims that in excess of 10,000 HPT shares are and have been held continuously by investment pools managed directly by CalPERS for several years. However, if such shares were in fact held by CalPERS for several years (as stated in the CalPERS submission) or the last 18 months (as stated in the State Street Letter), CalPERS would have reported the holdings on Form 13F.

The conclusion which must be drawn from the absence of HPT common shares from the CalPERS Form 13F filings with the Commission is that CalPERS did not, in fact, hold HPT common shares on June 30, 2007, September 30, 2007, December 31, 2007, March 31, 2008 or June 30, 2008. Failure to own HPT common shares on the last three of these dates disqualifies CalPERS as a stockholder eligible to submit a shareholder proposal pursuant to Rule 14a-8(b).

---

1 I enclose a copy of Rule 14a-8 and direct your attention, in particular, to clauses (b) and (f) thereof.

This conclusion is bolstered by CalPERS' public statements on its website. Indeed, in direct contradiction of the State Street Letter which states that, "as of [November 7, 2008] and continuously for at least the immediately preceding eighteen months, CalPERS is and has been the beneficial owner of shares of common stock of [HPT], having a market value in excess of $1,000,000," CalPERS does not list HPT common shares as one of its investments in its Annual Investment Report for the year ended June 30, 2007, which report is available at CalPERS website.

The CalPERS Form 13F filings and Annual Investment Report as of June 30, 2007 directly contradict the statements made in the State Street Letter and render such letter unreliable. Therefore, the State Street Letter is insufficient to prove continued ownership of HPT common shares as required by Rule 14a-8(b). Without such proof, CalPERS Submission is deficient.

You have also failed to establish the CalPERS ownership requirement because you have not addressed CalPERS securities lending practices. In order for CalPERS to satisfy the continuous holding requirement of Rule 14a-8(b), it must not have lent its HPT common shares at any time during the year prior to November 7, 2008. CalPERS has stated in its fiscal 2007 financial statements that it had $44.8 billion of securities on loan at fiscal year end and generated income in fiscal 2007 of over $154 million lending out its securities. In an August 18, 2008 presentation to the CalPERS Investment Committee concerning its Securities Lending and Corporate Governance practices, which presentation is available at CalPERS website, members of the CalPERS Global Equity unit averred that over the past eight years, CalPERS has auctioned off $779 billion in assets under its securities lending program. Neither the CalPERS Submission nor the State Street Letter confirms that HPT common shares were not loaned out during the year prior to November 7, 2008. Without such confirmation, the CalPERS Submission is deficient, due to its failure to prove continuous ownership of HPT stock as required by Rule 14a-8(b).

In accordance with Rule 14a-8(f) under the Exchange Act, I hereby request that you respond to HPT, in writing, within 14 calendar days of your receipt of this letter. In your response, please address each issue set forth in this letter so as to prove CalPERS continuous ownership of HPT stock during the period starting November 7, 2007 and continuing through the date of HPT's 2009 annual meeting as required by the Exchange Act Rule 14a-8(b).

If within the required 14 calendar day period, you do not respond to HPT in writing as to CalPERS continuous ownership of HPT stock during that period, then we believe HPT will be entitled to exclude your proposal from its proxy statement.

This letter does not waive or nullify any rights HPT may have to: (i) exclude the CalPERS Proposals from its proxy statement on any basis other than as stated herein, or (ii) object in any other appropriate manner to the CalPERS Proposal.

Sincerely,

Jennifer B. Clark
Secretary

c.c.: Margaret R. Cohen, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

****
*** TX REPORT ***
****

TRANSMISSION OK

TX/RX NO	2150
CONNECTION TEL	19167953659
SUBADDRESS	
CONNECTION ID	
ST. TIME	11/20 13:44
USAGE T	02'30
PGS. SENT	10
RESULT	OK

REIT MANAGEMENT & RESEARCH LLC
400 Centre Street
Newton, MA 02458
Telephone: (617) 332-3990
Fax: (617) 928-1305

TELECOPY COVER PAGE

Date: 11/20/2008

Addressee's Telecopier No. 916-795-3659

Message From: Jennifer B. Clark

Addressee's Telephone No.

Total Number of Pages
(including this cover page)

10

MESSAGE TO:

Peter H. Mixon, Esq.
General Counsel
CalPERS, Legal Office
P.O. Box 942707
Sacramento, CA 94229

EXHIBIT C

400 Centre Street, Newton, Massachusetts 02458-2076 tel: (617) 964-8389 fax: (617) 969-5730

HPT

HOSPITALITY PROPERTIES TRUST

November 20, 2008

By Federal Express

Ms. Jeanne Cassady
Client Relationship Officer
State Street California, Inc.
1001 Marina Village Parkway, 3rd Floor
Alameda, California 94501

Dear Ms. Cassady:

I am writing concerning a letter written by you and received by Hospitality Properties Trust ("*HPT*") on November 7, 2008 as part of a stockholder proposal submitted to HPT by the California Public Employees Retirement System ("*CalPERS*"). On behalf of HPT, I request clarification of statements made in your letter.

In your letter you state, under penalty of perjury, that CalPERS is, and for eighteen months has continuously been, the beneficial owner of shares of common stock of HPT having a market value in excess of $1,000,000.

Your letter is in direct contradiction of CalPERS public filings with the Securities and Exchange Commission (the "*Commission*") and public statements made by CalPERS on its website. In particular, I note that CalPERS has not claimed investment discretion over HPT stock in any of the filings on Form 13F that it filed with the Commission prior to November 7, 2008 in respect of such eighteen month period. I also note that CalPERS did not list HPT common shares as one of its investments in its Annual Investment Report for the year ended June 30, 2007, which report is posted on the CalPERS website. Copies of the relevant pages of these CalPERS filings on Forms 13F and the CalPERS Annual Investment Report for the year ended June 30, 2007 are enclosed for your convenience.

The logical conclusion from CalPERS filings with the Commission and public statements is that CalPERS did not have ownership of HPT common shares during the eighteen months prior to November 7, 2008, yet you have certified that as of November 7, 2008, " [CalPERS] is and has been the beneficial owner of shares of common stock of [HPT], having a market value in excess of $1,000,000." In light of this contradiction, I must ask you to specify the procedures State Street undertook to determine that CalPERS currently has, and for the last eighteen months has continuously had, either investment power or voting power over HPT common shares having a market value in excess of $1,000,000.

In addition, I call your attention to the fact that CalPERS is engaged in extensive securities lending practices. In an August 18, 2008 presentation to the CalPERS Investment Committee concerning its Securities Lending and Corporate Governance practices, members of the CalPERS Global Equity unit averred that over the past eight years, CalPERS has auctioned off $779 billion in assets in securities lending transactions. Continuous ownership of HPT common shares means that CalPERS must have refrained from lending such shares during the eighteen month period to which you attest. Please clarify how State Street has monitored CalPERS securities lending practices with the precision necessary to attest to its continuous ownership over this period.

Applicable Commission rules provide a short time within which CalPERS must prove its continuous holding of HPT common shares. Accordingly, I ask that you provide the above clarifications as promptly as is possible and in any event within 14 calendar days after your receipt of this letter.

I do not know if you are an attorney or if you are familiar with the Commission rules applicable to the statements made in your letter. If you are not, because your letter, given under penalty of perjury, directly contradicts attested statements of CalPERS in filings with the Commission, I respectfully suggest that you may wish to confer with your own or State Street's counsel before responding. If your or State Street's counsel wishes to discuss this matter with HPT's counsel before you respond in writing, they may contact Margaret Cohen, Skadden, Arps, Slate, Meagher & Flom LLP at 617-573-4800.

Thank you for your attention to this matter.

Sincerely,

Jennifer B. Clark
Secretary

cc: Margaret R. Cohen, Esq.

FORM 13F

FORM 13F COVER PAGE

"Report for the Calendar Year or Quarter Ended: June 30, 2007"
Check here if Amendment [ ]; Amendment Number:
This Amendment (Check only one.): [ ] is a restatement
[ ] adds new holdings entries

Institutional Investment Manager Filing this Report:

Name: CalPERS
Address: 400 Q Street
"Sacramento, CA 95814"

13F File Number:

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person "signing the report is authorized to submit it, that all" "information contained herein is true, correct and complete, and" "that it is understood that all required items, statements," "schedules, lists, and tables, are considered integral parts of" this form.

Person Signing this Report on Behalf of Reporting Manager:
Name: Matthew Flynn
Title: Div Chief Investment Ops
Phone: 916-795-3400
"Signature, Place, and Date of Signing:"
"Matthew Flynn Sacramento, CA 8/10/2007"

Report Type (Check only one.):
[X] 13F HOLDINGS REPORT.
[ ] 13F NOTICE.
[ ] 13F COMBINATION REPORT.

List of Other Managers Reporting for this Manager:

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 4348

Form 13F Information Table Value Total: 73219186572

List of Other Included Managers:
No. 13F File Number Name

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HUNGARIAN TEL + CABLE CORP	COM	445542103	1354677	67700	SH	SOLE	67700
HUNT J B TRANS SVCS INC	COM	445658107	34498498	1176620	SH	SOLE	1176620
HUNTINGTON BANCSHARES INC	COM	446150104	30176207	1327010	SH	SOLE	1327010
HUNTSMAN CORP	COM	447011107	21286079	875610	SH	SOLE	875610
HURCO CO INC	COM	447324104	694722	13900	SH	SOLE	13900
HURON CONSULTING GRP INC	COM	447462102	6305144	86360	SH	SOLE	86360
HUTCHINSON TECHNOLOGY INC	COM	448407106	2616810	139118	SH	SOLE	139118
HUTTIG BLDG PRODS INC	COM	448451104	565479	74700	SH	SOLE	74700
HYPERCOM CORP	COM	44913M105	667830	113000	SH	SOLE	113000
I FLOW CORP	COM NEW	449520303	1550124	92600	SH	SOLE	92600
I MANY INC	COM	44973Q103	230450	83800	SH	SOLE	83800
I TRAX INC	COM NEW	45069D203	287730	69000	SH	SOLE	69000
I2 TECHNOLOGIES INC	COM NEW	465754208	2187423	117351	SH	SOLE	117351
IA GLOBAL INC	COM	44920E104	71058	182200	SH	SOLE	182200
IAC INTERACTIVECORP	COM NEW	44919P300	46147659	1333362	SH	SOLE	1333362
IBERIABANK CORP	COM	450828108	644976	13043	SH	SOLE	13043
IBIS TECHNOLOGY CORP	COM	450909106	164010	106500	SH	SOLE	106500
ICAD INC	COM	44934S107	318366	76900	SH	SOLE	76900
ICAGEN INC	COM	45104P104	238400	119200	SH	SOLE	119200
ICO GLOBAL COMMUNICATIONS HLDG	CL A	44930K108	9984	2869	SH	SOLE	2869
ICO INC NEW	COM	449293109	798627	75556	SH	SOLE	75556
ICONIX BRAND GROUP INC	COM	451055107	7593707	341751	SH	SOLE	341751
ICT GROUP INC	COM	44929Y101	765239	40900	SH	SOLE	40900
ICU MEDICAL INC		44930G107	1477136	34400	SH	SOLE	34400
ID SYS INC DEL	COM	449489103	499176	38786	SH	SOLE	38786
IDACORP INC	COM	451107106	2187050	68260	SH	SOLE	68260
IDEARC INC	COM	451663108	16649580	471259	SH	SOLE	471259
IDENIX PHARMACEUTICALS INC	COM	45166R204	376863	63875	SH	SOLE	63875
IDERA PHARMACEUTICALS INC	COM NEW	45168K306	175088	24800	SH	SOLE	24800
IDEX CORP	COM	45167R104	18214968	472625	SH	SOLE	472625
IDEXX LABS INC	COM	45168D104	18223845	192580	SH	SOLE	192580
IDM PHARMA INC	COM	449394105	8986	3153	SH	SOLE	3153
IDNA INC	COM	45169F106	2162	4700	SH	SOLE	4700
IDT CORP	CL B	448947309	158790	15800	SH	SOLE	15800
IDT CORP	COM	448947101	362232	35100	SH	SOLE	35100
IEC ELECTRS CORP NEW	COM	44949L105	73968	40200	SH	SOLE	40200
IGATE CORP	COM	45169U105	920046	114719	SH	SOLE	114719

FORM 13F COVER PAGE

"Report for the Calendar Year or Quarter Ended: September 30, 2007"
Check here if Amendment [ ]; Amendment Number:
This Amendment (Check only one.): [ ] is a restatement
[ ] adds new holdings entries

Institutional Investment Manager Filing this Report:

Name: CalPERS
Address: 400 Q Street
"Sacramento, CA 95814"

13F File Number:

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person "signing the report is authorized to submit it, that all" "information contained herein is true, correct and complete, and" "that it is understood that all required items, statements," "schedules, lists, and tables, are considered integral parts of" this form.

Person Signing this Report on Behalf of Reporting Manager:
Name: Matthew Flynn
Title: Div Chief Investment Operation
Phone: 916-795-3400
"Signature, Place, and Date of Signing:"
"Matthew Flynn Sacramento, CA 11/9/2007"

Report Type (Check only one.):
[X] 13F HOLDINGS REPORT. [ ] 13F NOTICE. [ ] 13F COMBINATION REPORT.

List of Other Managers Reporting for this Manager:

FORM 13F SUMMARY PAG3

Security Name	Security Description	CUSIP Number	SUM(MARKETVALU)	M(SHARESPAR)	Investment Type
1ST INDEPENDENCE FINL GROUP	COM	'320535107	3148	200	'41
1ST SOURCE CORP	COM	'336901103	746769	32610	'41
21ST CENTY HLDG CO	COM	'901360100	861820	62100	'41
3COM CORP	COM	'885535104	7254884	1468600	'41
3D SYS CORP DEL	COM NEW	'88554D205	729858	30900	'41
3M CO	COM	'88579Y101	241396382.6	2579551	'41
4 KIDS ENTERTAINMENT INC	COM	'350865101	265609	15100	'41
99 CENTS ONLY STORES	COM	'65440K106	3730762.36	363268	'41
A C MOORE ARTS + CRAFTS INC	COM	'00086T103	219725.92	13942	'41
A D A M INC	COM	'C0088U108	722133	92700	'41
A & V INC	COM	'001963107	1975424	140800	'41
AAON INC	COM PAR 0.004	'000360206	1063190.51	53887	'41
AAR CORP	COM	'000361105	8248535.8	271870	'41
AARON RENTS INC		'002535201	4934085	223950	'41
AARON RENTS INC	CL A	'002535300	1431125	66875	'41
AASTRON BIOSCIENCES INC	COM	'002530107	139365.88	220143	'41
ABATIX CORP	COM	'002564102	100740	14600	'41

HOLLY CORP	COM PAR 0.01	'435758305	10044858.7	167890	'41
HOLLY ENERGY PARTNERS LP	COM UNIT REPSTG LIMITED	'435763107	13815	300	'41
HOLLYWOOD MEDIA CORP	COM	'436233100	401714	113800	'41
HOLOGIC INC		'436440101	13948870	228670	'41
HOME BANCSHARES INC	COM	'436893200	41401	1900	'41
HOME CITY FINL CORP	COM NEW	'43706C209	18395	1300	'41
HOME DEPOT INC	COM	'437076102	353056782.3	10883378	'41
HOME FED BANCORP		'436926109	468365.75	17509	'41
HOME FED BANCORP INC DEL	COM	'43709A101	444554	33400	'41
HOME FINL BANCORP	COM	'43708T101	1000	200	'41
HOME SOLUTIONS AMER INC	COM	'437355100	345780	102000	'41
HONEYWELL INTL INC	COM	'438516106	207078881.3	3482073	'41
HOOPER HOLMES INC	COM	'439104100	468696	198600	'41
HOPFED BANCORP INC	COM	'439734104	91835.5	6100	'41
HORACE MANN EDUCATORS CORP NEW	NEW COM	'440327104	616923	31300	'41
HORIZON FINL CORP WASH	COM	'44041F105	1167580.44	57573	'41
HORIZON LINES INC	COM	'44044K101	5561344.8	182160	'41
HORIZON OFFSHORE INC	COM NEW	'44043J204	3291585	199490	'41
HORMEL FOODS CORP	COM	'440452100	21205696.82	592669	'41
HORNBECK OFFSHORE SVCS INC NEW	COM	'440543106	6084860	165800	'41
HORSEHEAD HLDG CORP	COM	'440694305	224200	10000	'41
HOSPIRA INC	COM	'441060100	21598351.5	521070	'41
HOT TOPIC INC	COM	'441339108	1864254	249900	'41
HOUSE OF TAYLOR JEWELRY INC	COM	'44176R106	25956	30900	'41
HOUSEVALUES INC	COM	'44183Y102	462560	118000	'41
HOUSTON AMERN ENERGY CORP	COM	'44183U100	250411	58100	'41
HOUSTON WIRE CABLE CO	COM	'44244K109	302437	16700	'41
HOVNANIAN ENTERPRISES INC	CL A	'442487203	4884468.51	440439	'41
HOVNANIAN ENTERPRISES INC	CL B	'442487302	1015920	81600	'41
HUB GROUP INC	CL A	'443320106	8208400.2	273340	'41
HUBBELL INC	CLB	'443510201	14590732.8	255440	'41
HUDSON CITY BANCORP INC	COM	'443683107	35875541.8	2332610	'41
HUDSON HIGHLAND GROUP INC	COM	'443792106	617341.35	48495	'41
HUDSON TECHNOLOGIES INC	COM	'444144109	29590	26900	'41
HUGHES COMMUNICATIONS INC	COM	'444398101	606645	11700	'41
HUGOTON RTY TR TX	UNIT BEN INT	'444717102	1456224	61600	'41
HUMAN GENOME SCIENCES INC	COM	'444903108	8037827.7	781130	'41
HUMANA INC	COM	'444859102	59204432.4	847230	'41
HUNGARIAN TEL + CABLE CORP	COM	'445542103	1330982	67700	'41
HUNT J B TRANS SVCS INC	COM	'445658107	28541023	1085210	'41
HUNTINGTON BANCSHARES INC	COM	'446150104	25846905.06	1522197	'41
HUNTSMAN CORP	COM	'447011107	22590936.9	852810	'41
HURCO CO INC	COM	'447324104	751434	13900	'41
HURON CONSULTING GRP INC	COM	'447462102	5751504	79200	'41
HUTCHINSON TECHNOLOGY INC	COM	'448407106	3225060	131100	'41
HUTTIG BLDG PRODS INC	COM	'448451104	383594	71300	'41
HYPERCOM CORP	COM	'44913M105	510760	113000	'41
HYPERTENSON DIAGNOSTICS INC	COM	'44914V104	379.8	2110	'41
I FLOW CORP	COM NEW	'449520303	1721434	92600	'41
I MANY INC	COM	'44973Q103	241344	83800	'41
I TRAX INC	COM NEW	'45069D203	262200	69000	'41
I2 TECHNOLOGIES INC	COM NEW	'465754208	1789602.75	117351	'41
IA GLOBAL INC	COM	'44920E104	91100	182200	'41
IAC INTERACTIVECORP	COM NEW	'44919P300	31625609.04	1065912	'41
IBERIABANK CORP	COM	'450828108	686713.95	13043	'41
IBIS TECHNOLOGY CORP	COM	'450909106	132060	106500	'41
ICAD INC	COM	'44934S107	231469	76900	'41
ICAGEN INC	COM	'45104P104	236016	119200	'41
ICO GLOBAL COMMUNICATIONS HLDG	CL A	'44930K108	9744	2800	'41
ICO INC NEW	COM	'449293109	1063828.48	75556	'41

FORM 13F COVER PAGE

"Report for the Calendar Year or Quarter Ended: December 31, 2007"

Check here if Amendment [ ]; Amendment Number:n/a
This Amendment (Check only one.):
[ ] is a restatement
[ ] adds new holdings entries

Institutional Investment Manager Filing this Report:

Name: CalPERS
Address: 400 Q Street, suite 4800
Sacramento, CA 95811

13F File Number:028-04896

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:
Name: Matthew Flynn
Title: Division Chief, Investment Operations
Phone: 916-795-3400
"Signature, Place, and Date of Signing:"
"Matthew Flynn, Sacramento, CA 1/29/2008"

FORM 13F SUMMARY PAGE

Report Type (Check only one.):
[X] 13F HOLDINGS REPORT.
[ ] 13F NOTICE.
[ ] 13F COMBINATION REPORT.

List of Other Managers Reporting for this Manager: 0
Form 13F Information Table Entry Total: 4310
Form 13F Information Table Values Total (X$1000): 62,615,038

Security Name	Security Description	CUSIP Numb	FairMktValue (x$1,000)	SHARESPAR	SH/ PRN	PUT/ CALL	Investment Discretion	Other Managers	Voting Authority Sole	Shared	None
1ST INDEPENDENCE FINL GROUP	COM	'320516107	27	2800	SH			SOLE	2800		
1ST SOURCE CORP	COM	'336901103	522	30150	SH			SOLE	30150		
21ST CENTY HLDG CO	COM	'90136Q100	834	62100	SH			SOLE	62100		
3COM CORP	COM	885535104	6404	1416800	SH			SOLE	1416800		
3D SYS CORP DEL	COM NEW	'88554D205	477	30900	SH			SOLE	30900		
3M CO	COM	'88579Y101	227880	2702561	SH			SOLE	2702561		
3PAR INC	COM	'88580F109	64	5000	SH			SOLE	5000		
4 KIDS ENTERTAINMENT INC	COM	'350865101	199	15100	SH			SOLE	15100		

HERLEY INDUSTRIES INC	COM	'427398102	638	46400	SH	SOLE	46400
HERSHEY CO / THE	COM	'427866108	32439	823334	SH	SOLE	823334
HERTZ GLOBAL HLDGS INC	COM	'42805T105	20940	1317840	SH	SOLE	1317840
HESS CORP	COM	'42809K107	96397	955750	SH	SOLE	955750
HEWITT ASSOCS INC	CLASS A	'42822Q100	18485	482770	SH	SOLE	482770
HEWLETT PACKARD CO	COM	'428236103	493624	9778602	SH	SOLE	9778602
HEXCEL CORP NEW	COM	'428291108	1926	79330	SH	SOLE	79330
HF FINANCIAL CORP		'404172108	245	16181	SH	SOLE	16181
HFF INC	CL A	'40418F108	194	25000	SH	SOLE	25000
HI / FN INC	COM	'428358105	793	138711	SH	SOLE	138711
HI SHEAR TECHNOLOGY CORP	COM	'42839Y104	377	30800	SH	SOLE	30800
HI TECH PHARMACAL CO INC	COM	'42840B101	892	91817	SH	SOLE	91817
HIBBETT SPORTS INC	COM	'428567101	3228	161550	SH	SOLE	161550
HICKORY TECH CORP	COM	'429060106	388	41400	SH	SOLE	41400
HILAND PARTNERS L P	UNIT LTD	'431291103	1491	29500	SH	SOLE	29500
HILB ROGAL + HOBBS CO	COM	'431294107	6286	154950	SH	SOLE	154950
HILL INTL INC	COM	'431466101	2096	147900	SH	SOLE	147900
HILLENBRAND INDS INC	COM	'431573104	12047	216171	SH	SOLE	216171
HINGHAM INSTN SVGS MASS		'433323102	153	5150	SH	SOLE	5150
HIRERIGHT INC	COM	'433538105	187	15000	SH	SOLE	15000
HIRSCH INTL GROUP	CL A	'433550100	16	8600	SH	SOLE	8600
HITTE MICROWAVE CORP	COM	'43365Y104	4809	100690	SH	SOLE	100690
HKN INC	COM	'40420K103	596	73977	SH	SOLE	73977
HLTH CORP	COM	'40422Y101	5686	424322	SH	SOLE	424322
HMN FINL INC	COM	'40424G108	525	21750	SH	SOLE	21750
HMS HLDGS CORP	COM	'40425J101	3081	92766	SH	SOLE	92766
HNI CORP		'404251100	7491	213670	SH	SOLE	213670
HOKU SCIENTIFIC INC	COM	'434712105	1098	96300	SH	SOLE	96300
HOLLY CORP	COM PAR	'435758305	7984	156890	SH	SOLE	156890
HOLLY ENERGY PARTNERS LP	COM UNIT	'435763107	53	1200	SH	SOLE	1200
HOLLYWOOD MEDIA CORP	COM	'436233100	330	113800	SH	SOLE	113800
HOLOGIC INC		'436440101	32158	468506	SH	SOLE	468506
HOME BANCSHARES INC	COM	'436893200	1107	52800	SH	SOLE	52800
HOME CITY FINL CORP	COM NEW	'43706C209	14	1300	SH	SOLE	1300
HOME DEPOT INC	COM	'437076102	285511	10598018	SH	SOLE	10598018
HOME DIAGNOSTICS INC DEL	COM	'437080104	868	106300	SH	SOLE	106300
HOME FED BANCORP		'436926109	403	17509	SH	SOLE	17509
HOME FED BANCORP INC MD	COM	'43710G105	443	44133	SH	SOLE	44133
HOME FINL BANCORP	COM	'43708T101	1	200	SH	SOLE	200
HOME SOLUTIONS AMER INC	COM	'437355100	102	102000	SH	SOLE	102000
HONEYWELL INTL INC	COM	'438516106	181426	2946663	SH	SOLE	2946663
HOOPER HOLMES INC	COM	'439104100	342	198600	SH	SOLE	198600
HOPFED BANCORP INC	COM	'439734104	91	6200	SH	SOLE	6200
HORACE MANN EDUCATORS CORP NEW	NEW COM	'440327104	475	25100	SH	SOLE	25100
HORIZON FINL CORP WASH	COM	'44041F105	1004	57573	SH	SOLE	57573
HORIZON LINES INC	COM	'44044K101	3507	188140	SH	SOLE	188140
HORMEL FOODS CORP	COM	'440452100	24048	594069	SH	SOLE	594069
HORNBECK OFFSHORE SVCS INC NEW	COM	'440543106	7545	167860	SH	SOLE	167860
HORSEHEAD HLDG CORP	COM	'440694305	170	10000	SH	SOLE	10000
HOSPIRA INC	COM	'441060100	19500	457310	SH	SOLE	457310
HOT TOPIC INC	COM	'441339108	1454	249900	SH	SOLE	249900
HOUSE OF TAYLOR JEWELRY INC	COM	'44176R106	13	30900	SH	SOLE	30900
HOUSEVALUES INC	COM	'44183Y102	366	116000	SH	SOLE	118000
HOUSTON AMERN ENERGY CORP	COM	'44183U100	177	58100	SH	SOLE	58100
HOUSTON WIRE CABLE CO	COM	'44244K109	321	22700	SH	SOLE	22700
HOVNANIAN ENTERPRISES INC	CL A	'442487203	3072	428500	SH	SOLE	428500
HOVNANIAN ENTERPRISES INC	CL B	'442487302	687	81600	SH	SOLE	81600
HUB GROUP INC	CL A	'443320106	7630	287040	SH	SOLE	287040
HUBBELL INC	CLB	'443510201	13275	257270	SH	SOLE	257270
HUDSON CITY BANCORP INC	COM	'443683107	33439	2226290	SH	SOLE	2226290

FORM 13F COVER PAGE

"Report for the Calendar Year or Quarter Ended: March 31, 2008"

Check here if Amendment[ ]; Amendment Number:
This Amendment (Check only one.):
[n/a] is a restatement
[n/a] adds new holdings entries

Institutional Investment Manager Filing this Report:
Name: CalPERS Address: 400 Q Street "Sacramento, CA 95814"

13F File Number:028-04896 .

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person "signing the report is authorized to submit it, that all" "information contained herein is true, correct and complete, and" "that it is understood that all required items, statements," "schedules, lists, and tables, are considered integral parts of" this form.

Person Signing this Report on Behalf of Reporting Manager:
Name: Matthew Flynn
Title: Div Chief Investment Operation
Phone: 916-795-3400
Signature,
Place, and Date of Signing:
"Matthew Flynn Sacramento, CA 4/28/2008"

FORM 13F SUMMARY PAGE Report Type (Check only one.):
[X] 13F HOLDINGS REPORT. [ ] 13F NOTICE. [ ] 13F COMBINATION REPORT.
List of Other Managers Reporting for this Manager: 0
Form 13F Information Table Entry Total: 4282
Form 13F Information Table Values Total (X$1000): $59,064,781

Security Name	Security Description	CUSIP Number	Fair Mkt Value (in 1,000s')	SHRS OR PRN AMT	SH/ PRN	PUT/ CALL	Investment Discretion	Other Managers	Voting Authority Sole	Shared	None
1ST INDEPENDENCE FINL GROUP	COM	'320538107	56	3200	SH		SOLE		3200		
1ST SOURCE CORP	COM	'336901103	620	29430	SH		SOLE		29430		
21ST CENTY HLDG CO	COM	'901360100	796	62100	SH		SOLE		62100		
3COM CORP	COM	'885535104	3183	1389900	SH		SOLE		1389900		
3D SYS CORP DEL	COM NEW	'88554D205	770	52400	SH		SOLE		52400		
3M CO	COM	'88579Y101	205922	2601665	SH		SOLE		2601665		
3PAR INC	COM	'88580F109	34	5000	SH		SOLE		5000		
4 KIDS ENTERTAINMENT INC	COM	'350865101	148	15100	SH		SOLE		15100		
8X8 INC NEW	COM	'282914100	173	176400	SH		SOLE		176400		
99 CENTS ONLY STORES	COM	'65440K106	3448	348620	SH		SOLE		348620		
A C MOORE ARTS + CRAFTS INC	COM	'00086T103	292	42863	SH		SOLE		42863		
A D A M INC	COM	'00088U108	1075	154712	SH		SOLE		154712		
A H BELO CORP	COM CL	'001282102	847	74084	SH		SOLE		74084		
AAC GROUP HLDG CORP	1[illegible] 01	'000305AB8	32	40000	SH		SOLE		40000		
AAON INC	COM PAR	'000360206	1058	52837	SH		SOLE		52837		
AAR CORP	COM	'000361105	6655	244030	SH		SOLE		244030		
AARON RENTS INC		'002535201	4977	231080	SH		SOLE		231080		
AARON RENTS INC	CL A	'002535300	1120	59475	SH		SOLE		59475		

HORIZON FINL CORP WASH	COM	'44041F105	373	26981	SH	SOLE	26981
HORIZON LINES INC	COM	'44044K101	4032	216651	SH	SOLE	216651
HORMEL FOODS CORP	COM	'440452100	24441	586689	SH	SOLE	586689
HORNBECK OFFSHORE SVCS INC NE	COM	'440543106	6804	148980	SH	SOLE	148980
HORSEHEAD HLDG CORP	COM	'440694305	142	12300	SH	SOLE	12300
HOSPIRA INC	5.83%	'441060AG5	778	800000	SH	SOLE	800000
HOSPIRA INC	COM	'441060100	20254	473550	SH	SOLE	473550
HOST MARRIOTT LP	6.75%	'44108EBA5	75	80000	SH	SOLE	80000
HOT TOPIC INC	COM	'441339108	1105	256400	SH	SOLE	256400
HOUSE OF TAYLOR JEWELRY INC	COM	'44176R106	4	30900	SH	SOLE	30900
HOUSEHOLD FIN CORP	8% 15	'441812GM0	1772	1635000	SH	SOLE	1635000
HOUSEVALUES INC	COM	'44183Y102	409	173200	SH	SOLE	173200
HOUSTON AMERN ENERGY CORP	COM	'44183U100	242	58100	SH	SOLE	58100
HOUSTON WIRE CABLE CO	COM	'44244K109	370	23100	SH	SOLE	23100
HOVNANIAN ENTERPRISES INC	CL A	'442487203	1198	113013	SH	SOLE	113013
HOVNANIAN ENTERPRISES INC	CL B	'442487302	979	81600	SH	SOLE	81600
HSBC BK PLC	8.32%	'40430CCP2	145	160000	SH	SOLE	160000
HSBC BK PLC	8.57%	'40430CCQ0	146	160000	SH	SOLE	160000
HSBC BK PLC GBL	6.72375	'40430CBV0	3170	3800000	SH	SOLE	3800000
HSBC HLGS PLC	7.5%	'404280AA7	3485	3335000	SH	SOLE	3335000
HUB GROUP INC	CL A	'443320106	8437	256530	SH	SOLE	256530
HUBBELL INC	CLB	'443510201	13029	298218	SH	SOLE	298218
HUDSON CITY BANCORP INC	COM	'443683107	38779	2193410	SH	SOLE	2193410
HUDSON HIGHLAND GROUP INC	COM	'443792106	437	51595	SH	SOLE	51595
HUDSON TECHNOLOGIES INC	COM	'444144109	40	26900	SH	SOLE	26900
HUGHES COMMUNICATIONS INC	COM	'444398101	4098	80860	SH	SOLE	80860
HUMAN GENOME SCIENCES INC	COM	'444903108	5229	887720	SH	SOLE	887720
HUMANA INC	COM	'444859102	34519	769488	SH	SOLE	769488
HUNGARIAN TEL + CABLE CORP	COM	'445542103	750	43200	SH	SOLE	43200
HUNT J B TRANS SVCS INC	COM	'445658107	18131	576860	SH	SOLE	576860
HUNTINGTON BANCSHARES INC	COM	'446150104	13756	1279619	SH	SOLE	1279619
HUNTSMAN CORP	COM	'447011107	13449	571068	SH	SOLE	571068
HUNTSMAN LLC	11.625%	'44701RAE0	528	500000	SH	SOLE	500000
HURCO CO INC	COM	'447324104	650	13900	SH	SOLE	13900
HURON CONSULTING GRP INC	COM	'447462102	3104	74700	SH	SOLE	74700
HUTCHINSON TECHNOLOGY INC	COM	'448407106	2165	136100	SH	SOLE	136100
HUTTIG BLDG PRODS INC	COM	'448451104	282	121500	SH	SOLE	121500
HYPERCOM CORP	COM	'44913M105	516	118800	SH	SOLE	118800
HYPERTENSON DIAGNOSTICS INC	COM	'44914V104	0	2110	SH	SOLE	2110
I FLOW CORP	COM NEW	'449520303	434	30946	SH	SOLE	30946
I MANY INC	COM	'44973Q103	273	113800	SH	SOLE	113800
I TRAX INC	COM NEW	'45069D203	369	69000	SH	SOLE	69000
I2 TECHNOLOGIES INC	COM NEW	'465754208	1408	125051	SH	SOLE	125051
IA GLOBAL INC	COM	'44920E104	57	201900	SH	SOLE	201900
IAC INTERACTIVECORP	COM NEW	'44919P300	20212	973622	SH	SOLE	973622
IBASIS INC	COM NEW	'450732201	424	103500	SH	SOLE	103500
IBERIABANK CORP	COM	'450828108	322	7270	SH	SOLE	7270
IBIS TECHNOLOGY CORP	COM	'450909106	28	106500	SH	SOLE	106500
IBM INTL GROUP CAP LLC	5.05%	'44924EAB6	408	390000	SH	SOLE	390000
ICAD INC	COM	'44934S107	189	76900	SH	SOLE	76900
ICAGEN INC	COM	'45104P104	233	144500	SH	SOLE	144500
ICO GLOBAL COMMUNICATIONS HLD	CL A	'44930K108	2	600	SH	SOLE	600
ICO INC NEW	COM	'449293109	529	76256	SH	SOLE	76256
ICONIX BRAND GROUP INC	COM	'451055107	5347	308190	SH	SOLE	308190
ICT GROUP INC	COM	'44929Y101	477	47300	SH	SOLE	47300
ICU MEDICAL INC		'44930G107	935	32500	SH	SOLE	32500
ICX TECHNOLOGIES INC	COM	'44934T105	23	5000	SH	SOLE	5000
ID SYS INC DEL	COM	'449489103	291	38786	SH	SOLE	38786
IDACORP INC	COM	'451107106	3836	119450	SH	SOLE	119450
IDEARC INC	8% 15	'451663AC2	165	255000	SH	SOLE	255000

FORM 13F COVER PAGE

"Report for the Calendar Year or Quarter Ended: June 30, 2008"

Check here if Amendment[ ]; Amendment Number:
This Amendment (Check only one.):
[n/a] is a restatement
[n/a] adds new holdings entries

Institutional Investment Manager Filing this Report:
Name: CalPERS Address: 400 Q Street "Sacramento, CA 95811"

13F File Number:028-04896

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person "signing the report is authorized to submit it, that all" "information c ontained herein is true, correct and complete, and" "that it is understood that all required items, statements," "schedules, lists, and tables, are considered integral parts of" this form.

Person Signing this Report on Behalf of Reporting Manager:
Name: Matthew Flynn
Title: Div Chief Investment Operation
Phone: 916-795-3400
Signature,
Place, and Date of Signing:
"Matthew Flynn Sacramento, CA 7/31/2008"

FORM 13F SUMMARY PAGE Report Type (Check only one.):
[X] 13F HOLDINGS REPORT. [ ] 13F NOTICE. [ ] 13F COMBINATION REPORT.
List of Other Managers Reporting for this Manager: 0
Form 13F Information Table Entry Total: 4742
Form 13F Information Table Values Total (X$1000): $53,364,849

Security Name	Security Description	CUSIP Numbers	Fair Mkt Value (In 1000's)	SHRS or PRN AMT	SH/ PRN	PUT /CALL	Investment Discretion	Other Managers	Voting Authority Sole	Shared	None
1ST INDEPENDENCE FINL GROUP	COM	'32053S107	52	3200	SH		SOLE		3200		
1ST SOURCE CORP	COM	'336901103	1902	118130	SH		SOLE		118130		
21ST CENTY HLDG CO	COM	'90136Q100	507	62100	SH		SOLE		62100		
3COM CORP	COM	'885535104	3049	1438200	SH		SOLE		1438200		
3D SYS CORP DEL	COM NEW	'88554D205	497	52300	SH		SOLE		52300		
3M CO	COM	'88579Y101	159612	2293611	SH		SOLE		2293611		
3PAR INC	COM	'88580F109	39	5000	SH		SOLE		5000		
4 KIDS ENTERTAINMENT INC	COM	'350865101	125	16900	SH		SOLE		16900		
8X8 INC NEW	COM	'282914100	201	176400	SH		SOLE		176400		
99 CENTS ONLY STORES	COM	'65440K106	2301	348620	SH		SOLE		348620		
A C MOORE ARTS + CRAFTS INC	COM	'00086T103	302	42863	SH		SOLE		42863		
A D A M INC	COM	'00088U108	1152	154712	SH		SOLE		154712		
A H BELO CORP	COM CL	'001282102	351	61583	SH		SOLE		61583		
AAC GROUP HLDG CORP	1% 01	'000305AB8	38	40000	SH		SOLE		40000		
AAON INC	COM PAR	'000360206	1018	52837	SH		SOLE		52837		
AAR CORP	COM	'000361105	2650	195830	SH		SOLE		195830		
AARON RENTS INC		'002535201	4827	216180	SH		SOLE		216180		
AARON RENTS INC	CL A	'002535300	1153	57575	SH		SOLE		57575		

HERITAGE OAKS BANCORP	COM	'42724R107	24	2597.5	SH	SOLE	2597.5
HERLEY INDUSTRIES INC	COM	'427398102	641	48300	SH	SOLE	48300
HERSHEY CO / THE	COM	'427866108	25635	782024	SH	SOLE	782024
HERTZ CORP	10.5%	'428040CA5	23	25000	SH	SOLE	25000
HERTZ CORP	8.875%	'428040BZ1	90	95000	SH	SOLE	95000
HERTZ GLOBAL HLDGS INC	COM	'42805T105	13229	1378010	SH	SOLE	1378010
HESKA CORP	COM	'42805E108	29	23800	SH	SOLE	23800
HESS CORP	COM	'42809H107	146244	1158920	SH	SOLE	1158920
HEWITT ASSOCS INC	CLASS A	'42822Q100	19359	505070	SH	SOLE	505070
HEWLETT PACKARD CO	COM	'428236103	399519	9036857	SH	SOLE	9036857
HEXCEL CORP NEW	COM	'428291108	2107	109185	SH	SOLE	109185
HF FINANCIAL CORP		'404172108	288	17681	SH	SOLE	17681
HFF INC	CL A	'40418F108	142	25000	SH	SOLE	25000
HHGREGG INC	COM	'42833L108	18	1800	SH	SOLE	1800
HI / FN INC	COM	'428358105	639	138711	SH	SOLE	138711
HI SHEAR TECHNOLOGY CORP	COM	'42839Y104	1472	116400	SH	SOLE	116400
HI TECH PHARMACAL CO INC	COM	'42840B101	918	91817	SH	SOLE	91817
HIBBETT SPORTS INC	COM	'428567101	2638	125000	SH	SOLE	125000
HICKORY TECH CORP	COM	'429060106	342	41400	SH	SOLE	41400
HILAND PARTNERS L P	UNIT LT	'431291103	1722	34600	SH	SOLE	34600
HILB ROGAL + HOBBS CO	COM	'431294107	6416	147640	SH	SOLE	147640
HILL INTL INC	COM	'431466101	2775	168800	SH	SOLE	168800
HILL ROM HLDGS	COM	'431475102	5367	198941	SH	SOLE	198941
HILLENBRAND INC	COM	'431571108	4150	193941	SH	SOLE	193941
HILLTOP HLDGS INC	COM	'432748101	38	3700	SH	SOLE	3700
HINGHAM INSTN SVGS MASS		'433323102	151	5150	SH	SOLE	5150
HIRERIGHT INC	COM	'433538105	257	15000	SH	SOLE	15000
HIRSCH INTL GROUP	CL A	'433550100	12	8600	SH	SOLE	8600
HITTE MICROWAVE CORP	COM	'43365Y104	2446	68660	SH	SOLE	68660
HKN INC	COM	'40420K103	854	73977	SH	SOLE	73977
HLTH CORP	COM	'40422Y101	5520	487602	SH	SOLE	487602
HMN FINL INC	COM	'40424G108	378	24450	SH	SOLE	24450
HMS HLDGS CORP	COM	'40425J101	1994	92866	SH	SOLE	92866
HNI CORP		'404251100	3304	187100	SH	SOLE	187100
HOKU SCIENTIFIC INC	COM	'434712105	292	58202	SH	SOLE	58202
HOLLY CORP	COM PAR	'435758305	5414	146640	SH	SOLE	146640
HOLLY ENERGY PARTNERS LP	COM UNI	'435763107	27	700	SH	SOLE	700
HOLLYWOOD MEDIA CORP	COM	'436233100	375	153215	SH	SOLE	153215
HOLOGIC INC		'436440101	19798	908152	SH	SOLE	908152
HOME BANCSHARES INC	COM	'436893200	1187	52800	SH	SOLE	52800
HOME CITY FINL CORP	COM NEW	'43706C209	12	1300	SH	SOLE	1300
HOME DEPOT INC	COM	'437076102	286833	12247365	SH	SOLE	12247365
HOME DIAGNOSTICS INC DEL	COM	'437080104	963	106300	SH	SOLE	106300
HOME FED BANCORP INC MD	COM	'43710G105	435	44133	SH	SOLE	44133
HOME FINL BANCORP	COM	'43708T101	1	200	SH	SOLE	200
HOME SOLUTIONS AMER INC	COM	'437355100	70	102000	SH	SOLE	102000
HONEYWELL INTL INC	COM	'438516106	141553	2815303	SH	SOLE	2815303
HOOKER FURNITURE CORP	COM	'439038100	535	30900	SH	SOLE	30900
HOOPER HOLMES INC	COM	'439104100	203	198600	SH	SOLE	198600
HOPFED BANCORP INC	COM	'439734104	88	6400	SH	SOLE	6400
HORACE MANN EDUCATORS CORP NEW	NEW COM	'440327104	1974	140800	SH	SOLE	140800
HORIZON FINL CORP WASH	COM	'44041F105	168	26581	SH	SOLE	26981
HORIZON LINES INC	COM	'44044K101	683	68680	SH	SOLE	68680
HORMEL FOODS CORP	COM	'440452100	21413	618689	SH	SOLE	618689
HORNBECK OFFSHORE SVCS INC NEW	COM	'440543106	6040	106880	SH	SOLE	106880
HORSEHEAD HLDG CORP	COM	'440694305	174	14300	SH	SOLE	14300
HOSPIRA INC	1% 30	'441060AG5	776	800000	SH	SOLE	800000
HOSPIRA INC	COM	'441060100	17364	432920	SH	SOLE	432920
HOST MARRIOTT LP	6.75%	'44108EBA5	71	80000	SH	SOLE	80000
HOT TOPIC INC	COM	'441339108	1387	256400	SH	SOLE	256400

SOUND HISTORY
SOLID FUTURE

ANNUAL INVESTMENT REPORT
YEAR ENDED JUNE 30, 2007

click here to continue



EXHIBIT D

cc: Barry
Lou Goodman
Margaret Cohen

CalPERS
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

December 3, 2008

OVERNIGHT MAIL

Hospitality Properties Trust
400 Centre Street
Newton, MA 02458
Attn: Jennifer B. Clark, Secretary

Re: Notice of Shareowner Proposal

Dear Ms. Clark:

This letter is in response to your November 20, 2008 letter to Ms. Jeanne Cassady of State Street California, Inc. As Aeisha Mastagni, CalPERS Investment Officer, has previously informed John Murray, President of Hospital Properties Trust ("Company"), CalPERS acknowledges that the 13F filings previously filed by CalPERS were inaccurate to the extent that they did not list the Company as a CalPERS holding. See attached email dated October 28, 2008. The CalPERS annual report you mention made a similar omission. CalPERS is currently beginning a systematic review of our filings to ensure that this mistake will not be repeated and to facilitate amendments of all incorrect filings, as necessary and required by law. Some corrective disclosures have already been filed. We apologize again for any misunderstandings and confusion these errors have caused.

The fact remains, however, that CalPERS is the beneficial owner of approximately 600,000 shares of the company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the year preceding the filing of the shareowner proposal with the Company.

In response to your letter to State Street, we have asked them to once again confirm our stock ownership that they attested to in the November 7, 2008 ownership statement. They have done so and affirm their results in the attached letter. As you know, we therefore meet the requirements of Rule 14a-8.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

MARTE E. CASTAÑOS
Senior Staff Counsel

Enclosures

cc: Bill McGrew, Portfolio Manager – CalPERS
Barry M. Portnoy, Managing Trustee – Hospitality Properties Trust

Castanos, Marte

From: Mastagni, Aeisha
Sent: Wednesday, December 03, 2008 9:09 AM
To: Castanos, Marte
Subject: FW: Possible Meeting with HPT see attached

Attachments: 2008-10-15 HPT Holdings.xls; 2008-10-15 2 Yrs HPT Transactions.xls

2008-10-15 ' Holdings.xls 2008-10-15 s HPT Transa

-----Original Message-----
From: Mastagni, Aeisha
Sent: Tuesday, October 28, 2008 10:05 AM
To: 'Murray, John'
Cc: McGrew, Bill; Rhines, Craig; Morris, Mary
Subject: RE: Possible Meeting with HPT see attached

Dear Mr. Murray,

As requested in your letter dated October 3, 2008, attached please find a holdings report and two year transaction history for CalPERS in HPT stock. The CalPERS Investment Operations staff has informed me that they will be submitting an amended 13-F as of June 30, 2008 and it will include our holdings in HPT.

To recap from our prior conversation, our request at this initial stage is to meet in Sacramento and have an open dialog with our representatives (Independent Members of the Board of Trustees) to better understand the board's perspective on both the business and governance issues that we identified. We appreciate your offer to meet in San Diego but without independent trustees present at the meeting, it would not satisfy our request. In addition, there are no current plans for staff to travel to the Boston area at this time.

For clarity purposes I have listed the general topics that we would like to discuss with your company below:

Business Discussion Items:
Business Strategy
Key Business Performance Indicators

Governance Discussion Items:
Classified Board Structure
Inability for shareowners to amend the Bylaws Supermajority Voting Requirements included in the Charter Ratification of the Auditor Poison Pill Shareowners inability to act by Written Consent or Call a Special Meeting Board Skill-Sets Succession Planning for Executive Management & Trustees

At this point given that the shareowner proposal deadline is December 1, 2008, you can expect to receive a shareowner proposal from CalPERS. As stated in our previous correspondence, the submission of a proposal does not indicate that CalPERS is closed to further communication. We will remain open to the possibility of withdrawing our proposal if and when our concerns are addressed.

I look forward to hearing from you.

Regards,

Aeisha Mastagni
Investment Officer | CalPERS Investments | Corporate Governance 400 Q Street, Room 3740 Sacramento CA 95811 P 916.795.0673 | F 916.795.3842 | E Aeisha_Mastagni@CalPERS.CA.Gov

-----Original Message-----
From: Murray, John [mailto:jmurray@reitmr.com]
Sent: Tuesday, October 14, 2008 8:36 AM
To: Mastagni, Aeisha
Subject: Possible Meeting with HPT see attached

Aeisha,
I'm sorry I missed your call a little while ago. I'm in and out of my office frequently.
Based on your phone message, I assume you have not received the letter which I have attached hereto. At our board of trustees meeting we discussed the Calpers meeting request and the phone conversation you and I had a week or so ago. The attached letter is responsive, so I won't repeat it all here. Once you have a chance to look it over, please feel free to call or email me back.

Warm regards,
John Murray
President
HPT

-----Original Message-----
From: administrator@reitmr.com [mailto:administrator@reitmr.com]
Sent: Tuesday, October 14, 2008 7:23 AM
To: Murray, John
Subject: Attached Image

STATE STREET.
Serving Institutional Investors Worldwide

December 3, 2008

Ms. Jennifer Clark
Hospitality Properties Trust
400 Centre Street
Newton, MA 02458

Dear Ms. Clark:

I am writing in response to your letter dated November 20th 2008.

State Street takes the preparation of ownership statements seriously. We reconfirm that CalPERS as of the date of the ownership letter and for eighteen months prior to that date continuously has been the beneficial owner of shares of common stock of HPT (Hospitality Properties Trust) having a market value in excess of $1,000,000.

CalPERS has indicated they will be responding directly to Hospitality Properties Trust regarding your letter.

Sincerely,

Jeanne M. Cassady
Client Relationship Officer

EXHIBIT E

400 Centre Street, Newton, Massachusetts 02458-2076

HPT
HOSPITALITY PROPERTIES TRUST

tel: (617) 964-8389 fax: (617) 969-5730

December 8, 2008

Via U.S. Express Mail and Telecopy

Mr. Peter H. Mixon
General Counsel
CalPERS Legal Office
P.O. Box 942707
Sacramento, CA 94229

Dear Mr. Mixon:

Reference is made to my letter to you dated November 20, 2008, a copy of which is enclosed as Exhibit A. Applicable SEC rules require that CalPERS respond to HPT's objections to a proposal made under Rule 14 a-8 within 14 days after my letter of November 20, 2008. No such response was timely made.

On December 4, 2008, I received a letter from your associate, Marte E. Costanos, a copy of which is enclosed as Exhibit B. As can be seen from the enclosed text, Mr. Costanos's letter is not a response to the objections raised in my letter to you dated November 20, 2008. Rather, Mr. Costanos's letter is a response to a separate inquiry I made to State Street concerning inconsistencies between State Street's certification and CalPERS previously filed and sworn disclosures on SEC Forms 13F and CalPERS Annual Investment Report as of June 30, 2008.

The letter from Mr. Costanos also fails to correct the deficiencies in CalPERS November 7, 2008 submission; and Mr. Costanos's letter and the Form 13F- HR/A filed by CalPERS on November 21, 2008, raise additional questions as to whether CalPERS has satisfied the eligibility requirements for submission of a shareholder proposal under SEC Rule 14 a-8:

- Mr. Costanos's letter admits that CalPERS's attested Form 13F listings of securities held during the one year period prior to CalPERS purported submission to HPT of a Rule 14 a-8 proposal does not list any HPT shares as held by CalPERS as of March 31, 2008 or December 31, 2007. Mr. Costanos's letter states that these historical filings are mistaken and may be corrected. It is obvious that an unsworn letter by someone who is apparently not directly involved in keeping account of CalPERS owned shares can not override a sworn statement by the person responsible for keeping such accounts. If CalPERS has made mistakes, it should have promptly corrected such mistakes within the 14 calendar days that CalPERS is permitted to correct an eligibility deficiency under Rule 14 a-8. The conclusion that must be drawn by CalPERS failure to amend its Form 13F filings, after the notification provided by HPT, is that CalPERS in fact did not hold HPT shares on March 31, 2008 and December 31, 2007. The SEC has consistently maintained that an acknowledgement of a deficiency with the intention to correct it does not satisfy the requirement of 14a-8. (See, e.g., Target Corp., SEC No-Action Letter, 2001 SEC No-Act. LEXIS 360).

- Mr. Costanos's letter encloses a new letter from State Street certifying that CalPERS has continuously beneficially owned over $1,000,000 of Hospitality Properties Trust common shares for over one year. Mr. Costanos's letter appears to reference a corrected Form 13F recently filed by CalPERS, i.e., "[s]ome corrective disclosures have already been filed". An amended Form 13F as of June 30, 2008, filed on November 21, 2008, lists CalPERS as the owner of 3,329 HPT common shares. Although this amended Form 13F discloses ownership of more than $2,000; the market value of 3,329 HPT shares on June 30, 2008 is well less than the $1,000,000 stated by State Street. This continuing pattern of inconsistent statements by CalPERS and State Street representatives calls into question the credibility of such statements.

- As you know, CalPERS's extensive practice of lending securities raises serious questions as to whether CalPERS has retained continuous ownership of HPT shares for purposes of making proposals under SEC Rule 14 a-8. My letter to you dated November 20, 2008, specifically asked you to investigate whether the HPT shares allegedly owned by CalPERS were part of CalPERS securities lending programs. As noted above, I did not receive a timely response to this letter. Moreover, the letter I did get from Mr. Costanos simply ignores this issue.

In view of the foregoing and after conferring with outside counsel experienced in these matters, HPT has concluded that CalPERS has not timely responded to HPT's objections contained in my letter to you of November 20, 2008, and that CalPERS has not reasonably established that it has been a continuous owner of at least $2,000 of HPT common shares for at least one year before purporting to make a proposal under SEC Rule 14 a-8. Accordingly, HPT is not required to include the proposal set forth in your letter of November 7, 2008, in HPT's 2009 proxy statement.

HPT is not anxious to embarrass CalPERS (or any other potential shareholder). Since CalPERS's failures to satisfy the eligibility requirments for submission of a proposal under SEC Rule 14a-8 are, frankly, obvious, please advise me whether CalPERS is interested to withdraw your letter of November 7, 2008. If I do not hear from you within the next few days, HPT will have no available alternative but to notify the SEC of its conclusions as required by Rule 14a-8(j).

Very truly yours,

Jennifer B. Clark

Jennifer B. Clark
Secretary

JBC:ccb

cc: Margaret R. Cohen, Esq.

Letter to Peter Mixon from Jennifer Clark

Dated November 20, 2008

See Exhibit B

Letter to Jennifer Clark from Marte Costanos

Dated December 4, 2008

See Exhibit D

****
*** TX REPORT ***
****

TRANSMISSION OK

TX/RX NO	2161
CONNECTION TEL	19167953659
SUBADDRESS	
CONNECTION ID	
ST. TIME	12/08 16:06
USAGE T	02'55
PGS. SENT	18
RESULT	OK

Hospitality Properties Trust
400 Centre Street
Newton, MA 02458
Tel: 617 964-8389
Fax: 617 969-5730

TELECOPY COVER PAGE

Date: 12/8/2008

Addressee's Telecopier No. 916-795-3659

Message From: Jennifer B. Clark

Addressee's Telephone No.

Total Number of Pages (including this cover page) 18

MESSAGE TO:

Peter H. Mixon, Esq.
General Counsel
CalPERS, Legal Office
P.O. Box 942707
Sacramento, CA 94229

EXHIBIT F

CalPERS

Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

December 18, 2008

OVERNIGHT MAIL

Hospitality Properties Trust
400 Centre Street
Newton, MA 02458
Attn: Jennifer B. Clark, Secretary

Re: Notice of Shareowner Proposal

Dear Ms. Clark:

This letter is in response to your November 20, 2008 and December 8, 2008 letters. It is supplemented by the letter from Marte Castaños, CalPERS Senior Staff Counsel, to you dated December 3, 2008. CalPERS understands that you continue to argue that we have not met the eligibility standards of Rule 14a-8 of the Securities Exchange Act of 1934, as amended. Specifically, you allege that CalPERS does not meet the eligibility requirement found in Rule 14a-8(b).

Rule 14a-8(b) details two ways in which a shareholder can demonstrate eligibility. Specifically, CalPERS has met the eligibility requirement described in 14a-8(b)(i) restated here:

> The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders;

Please see the original shareowner proposal submission on November 7, 2008, which provides the required written statement from State Street Bank & Trust. See also the follow-up letter from State Street Bank & Trust dated December 3, 2008 reconfirming the information provided in the November 7, 2008 letter after receiving your letter challenging the accuracy of their original statement. Finally, see my original November 7, 2008 letter which included a written statement that we intended to continue to hold the securities at least through the date of the annual meeting. Based on these written statements we have met the eligibility requirements of 14a-8.

We thank you again for pointing out the inconsistencies in our Section 13F filings. As we have told you multiple times we are in the process of correcting these statements. In fact, we are now satisfied that the filings have been corrected for the time period relevant to our ability to file a shareowner proposal at your company. We specifically acknowledge that you continue to raise concerns regarding our securities lending program. CalPERS and State Street Bank & Trust have both taken that program into account in making the representations to you that we are eligible to file a shareowner proposal at the Company.

To conclude, we do not agree to withdraw our shareowner proposal since we do meet the eligibility requirements of Rule 14a-8. With regard to your threats to embarrass CalPERS in front of the SEC, we are open and willing to discuss our compliance with any and all SEC disclosure rules with the SEC.

If you have any other questions concerning our proposal or wish to discuss this matter in more detail, please contact me or Marte Castaños, Senior Staff Counsel.

Very truly yours,

PETER H. MIXON
General Counsel

cc: Bill McGrew, Portfolio Manager – CalPERS
Barry M. Portnoy, Managing Trustee – Hospitality Properties Trust
Jeanne Cassady, Client Relationship Officer – State Street Bank & Trust

EXHIBIT G

CalPERS

Eric Baggesen, CFA
Senior Investment Officer, Global Equity
Investment Office
P.O. Box 2749
Sacramento, CA 95812-2749
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3400; FAX (916) 795-2842

September 16, 2008

Via Overnight Courier

Mr. John L. Harrington
Presiding Trustee
c/o Director of Internal Audit
Hospitality Properties Trust
400 Centre St
Newton, MA 02458

Dear Mr. Harrington:

I am writing to you on behalf of the California Public Employees' Retirement System (CalPERS), owner of approximately 376,817 shares of common stock in Hospitality Properties Trust. CalPERS is the largest public pension system in the U.S., with approximately $230 billion in assets. We manage retirement benefits and health insurance on behalf of nearly 1.5 million members.

Each year the CalPERS Board of Administration selects a Preliminary Focus List of approximately fifteen companies from our portfolio as the focus of our Corporate Governance Program. The Preliminary Focus List highlights companies whose long-term stock price performance and corporate governance practices fall below our expectations. This year Hospitality Properties Trust is one of those companies.

The criteria we use to select the Preliminary Focus List are stock price performance, financial performance, and corporate governance practices. The purpose of the CalPERS Focus List Program is to enhance the long-term value of CalPERS' Global Equity Portfolio. For more detail regarding our selection process, you may refer to our website at:

http://www.calpers-governance.org/alert/focus/default.asp

In order to discuss our concerns with you in more detail, we request a meeting at CalPERS' headquarters in Sacramento, California at your earliest convenience. In addition to you, recommended attendees should also include the other independent members of the Board which are Mr. Frank Bailey and Mr. William Lamkin. You should also know that it is not our intention to publicize CalPERS' Preliminary Focus List companies at this time.

Since we will use this meeting to assist us in determining our proper course of action for the 2008-2009 proxy season, we ask that you respond as soon as possible. Please note that we will proceed to file a shareowner proposal if our meeting does not occur before the Company's shareowner proposal filing deadline which is 12/1/2008. Our submission of a proposal should not indicate that CalPERS is closed to further communication and negotiation. Rather, it is a necessary action in order to comply with the timing requirements of Rule 14a-8. We will remain open to the possibility of withdrawing the proposal if and when we are assured that our concerns are addressed.

Please contact Aeisha Mastagni - Investment Officer at (916) 795-0673 by September 24th to schedule our meeting or to answer any questions that you may have regarding this matter.

Sincerely,

Eric Baggesen

cc: Hospitality Properties Trust Board of Directors
John G. Murray, President & Chief Operating Officer - Hospitality Properties Trust
Ken Marzion, Interim Chief Executive Officer - CalPERS
Anne Stausboll, Interim Chief Investment Officer - CalPERS
File

400 Centre Street, Newton, MA 02458-2076 tel: (617) 964-8389 fax: (617) 969-5730

HPT
HOSPITALITY PROPERTIES TRUST

September 23, 2008

Mr. Eric Boggesen
Senior Investment Officer
CalPERS Investment Office
P.O. Box 2749
Sacramento, CA 95812-2749

Dear Mr. Boggesen:

Thank you for your letter of September 16, 2008.

You have requested a meeting in your office with me and other Independent Trustees of Hospitality Properties Trust (HPT). As you know, Sacramento, California is quite a distance from Newton, Massachusetts. I will appreciate having your travel schedule for the next few weeks so that we might try to arrange a mutually convenient meeting location; specifically, will you be in the area of Boston, Massachusetts in the reasonably foreseeable future?

Prior to any meeting, I would appreciate having an agenda of the topics to be discussed. Also, your letter of September 16, 2008 reports that CalPERS owns 376,817 shares of HPT. The public filings by CalPERS to which I have access implies that most of these shares were acquired after the stock price decline which has affected all hospitality companies in the present economic slowdown. In order that I may address your expressed concern about the performance of your HPT investment, I will appreciate having a schedule of CalPERS transactions in HPT securities during the past two years before our meeting.

I look forward to your response and thank you for your interest in HPT.

Sincerely,

John L. Harrington

John L. Harrington

400 Centre Street, Newton, Massachusetts 02458-2076 tel: (617) 964-8389 fax: (617) 969-5730

HOSPITALITY PROPERTIES TRUST

October 3, 2008

Ms. Aeisha Mastagni
California Public Employees' Retirement System
CalPERS Investment Office
P.O. Box 2749
Sacramento, CA 95812-2749

Dear Ms. Mastagni:

As promised, I reviewed our telephone conversation of September 29, 2008 with Mr. Harrington and the other Hospitality Properties Trust (HPT) Trustees following the regular quarterly meeting of our Board of Trustees yesterday.

None of HPT's Independent Trustees is able to accommodate your request for a meeting in Sacramento before year end 2008. Mr. Harrington asked that I follow up his inquiry to Mr. Boggesen as to whether an appropriate CalPERS representative may be in the Boston area between now and year end.

As I told you on Monday, I expect to be in San Diego on November 19 and 20, 2008. If an appropriate CalPERS representative can be in San Diego during this time, I will try to rearrange my schedule to accommodate a meeting.

In addition to an agenda for this meeting, the Trustees asked that I remind you of Mr. Harrington's request for a schedule of CalPERS's transactions in HPT securities for the past two years. Mr. Boggesen's letter of September 16, 2008 reported that CalPERS owns approximately 376,817 common shares of HPT and expressed concern about the stock price performance of CalPERS holdings. The S.E.C. Schedule 13F filed by CalPERS shows no holdings of HPT securities as of June 30, 2008.

Thank you for your interest in HPT.

Yours truly,

John G. Murray
President

cc: HPT Board of Trustees

----- Original Message -----
From: Mastagni, Aeisha <Aeisha_Mastagni@CalPERS.CA.GOV>
To: Murray, John
Cc: McGrew, Bill <Bill_McGrew@CalPERS.CA.GOV>; Rhines, Craig <Craig_Rhines@CalPERS.CA.GOV>; Morris, Mary <Mary_Morris@CalPERS.CA.GOV>
Sent: Tue Oct 28 13:05:16 2008
Subject: RE: Possible Meeting with HPT see attached

Dear Mr. Murray,

As requested in your letter dated October 3, 2008, attached please find a holdings report and two year transaction history for CalPERS in HPT stock. The CalPERS Investment Operations staff has informed me that they will be submitting an amended 13-F as of June 30, 2008 and it will include our holdings in HPT.

To recap from our prior conversation, our request at this initial stage is to meet in Sacramento and have an open dialog with our representatives (Independent Members of the Board of Trustees) to better understand the board's perspective on both the business and governance issues that we identified. We appreciate your offer to meet in San Diego but without independent trustees present at the meeting, it would not satisfy our request. In addition, there are no current plans for staff to travel to the Boston area at this time.

For clarity purposes I have listed the general topics that we would like to discuss with your company below:

Business Discussion Items:
Business Strategy
Key Business Performance Indicators

Governance Discussion Items:
Classified Board Structure
Inability for shareowners to amend the Bylaws
Supermajority Voting Requirements included in the Charter
Ratification of the Auditor
Poison Pill
Shareowners inability to act by Written Consent or Call a Special Meeting
Board Skill-Sets
Succession Planning for Executive Management & Trustees

At this point given that the shareowner proposal deadline is December 1, 2008, you can expect to receive a shareowner proposal from CalPERS. As stated in our previous correspondence, the submission of a proposal does not indicate that CalPERS is closed to further communication. We will remain open to the possibility of withdrawing our proposal if and when our concerns are addressed.

I look forward to hearing from you.

Regards,

Aeisha Mastagni
Investment Officer|CalPERS Investments|Corporate Governance
400 Q Street, Room 3740 Sacramento CA 95811
P 916.795.0673|F 916.795.2842 |E Aeisha_Mastagni@CalPERS.CA.Gov

400 Centre Street, Newton, Massachusetts 02458-2076

HPT

HOSPITALITY PROPERTIES TRUST

tel: (617) 964-8389 fax: (617) 969-5730

Via Federal Express Overnight Delivery Services and E-Mail: Aeisha.Mastagni@CalPERS.CA.Gov

November 10, 2008

Ms. Aeisha Mastagni
Investment Officer
CalPERS Investments
Corporate Governance
400 Q Street, Room 3740
Sacramento, CA 95811

Dear Ms. Mastagni:

I have reviewed your e-mail dated October 28, 2008 with the HPT Board of Trustees.

I regret that we have been unable to schedule a mutually convenient time for representatives of HPT and CalPERS to meet. The Board suggested that I attempt to arrange a conference call at which a CalPERS representative may conduct the interview which you have requested. If you let me have three or four alternative times, I'll try to make the appropriate teleconference arrangements.

The Board has asked that I request that you add an item to the proposed agenda: The Board would like to know how it is that CalPERS decided to place HPT on CalPERS Preliminary Focus List this year. The reason for this inquiry is that the relatively small size of CalPERS investment in HPT compared to both CalPERS's portfolio and HPT's capitalization and the fact that a significant part of CalPERS investment in HPT appears to have been recently acquired seem inconsistent with the motivations stated in the letter from Mr. Boggesen dated September 16, 2008. Specifically, HPT's Board would appreciate knowing whether CalPERS current interest in HPT was initiated by a third party, and, if so, the identity of that party. The Board hopes you will agree to this expanded agenda and looks forward to its dialogue with you.

Sincerely,

John G. Murray
President

P.S. As I was writing this note, I received a letter from Mr. Peter H. Mixon dated November 7, 2008. I do not believe that letter will change the Board's suggestion for a teleconference or to expand the agenda.